



2002 TRANSITION PERIOD ANNUAL REPORT

ULTRALIFE®
BATTERIES INC.



Profile

Ultralife Batteries, Inc. is a leading developer, manufacturer, and marketer of a wide range of customized and standard lithium primary, lithium ion and lithium polymer rechargeable batteries for diverse applications. Our primary (non-rechargeable) lithium batteries are used in a wide variety of military, industrial, and consumer products and our advanced lithium ion and lithium polymer rechargeable batteries are suitable for applications including medical devices, wireless products, computing devices, aerospace applications and many other portable electronic products. Ultralife is committed to total quality in our world-class, ISO 9001-certified manufacturing facilities located in the US and UK. Ultralife has a presence in Asia through a supply relationship with Ultralife Taiwan, Inc.

Power Solutions

Ultralife provides our customers with portable power solutions that meet or exceed their requirements. The ability to deliver directly from our broad line of standard batteries provides our customers with timely, cost-effective solutions to many of their power needs. Our product line includes: Ultralife HiRate® Cylindrical and Pouch, 9-volt, Thin Cell, Lithium Ion and Lithium Polymer rechargeable batteries and chargers, and Seawater-Activated batteries. And, in the event a standard battery does not meet an application need, our experienced engineers can provide custom-designed power solutions that can be quickly and economically produced utilizing Ultralife's modern, flexible manufacturing systems.

The Ultralife Technology Advantage

Lithium-manganese dioxide technology (Li/MnO_2) for primary batteries and lithium ion and lithium polymer technologies for rechargeable batteries have become the preferred choices for powerful, safe and dependable batteries in military, industrial and consumer applications. Benefits of these technologies include:

Primary Li/MnO_2 Batteries

- Higher energy density than most other battery chemistries
- Safer than other lithium chemistries
- 10-year shelf life
- Light weight
- Easy disposal

Ultralife Polymer® and Lithium Ion Rechargeable Batteries

- Higher energy density for more power
- Outlasts NiMH and NiCd batteries
- Lighter than other rechargeable batteries
- No "memory effect" and low self-discharge
- Long cycle life

Our Markets

Ultralife lithium primary, lithium ion and lithium polymer rechargeable batteries are ideally suited for applications requiring powerful, lightweight, safe, dependable, long-life batteries. Markets benefiting from Ultralife batteries include:

Transportation	Automotive Telematics
Cellular/Mobile	Cellular phones, telephone headsets
Communications	Radio-frequency ID tags, modems, hand-held scanners
Computing	PDA's, E-books, tablet and notebook computers
Medical	Bone growth stimulators, blood analyzers, telemetry systems, automated external defibrillators
Military	Communications, image enhancement, chemical agent monitors
Music/Audio	Microphones, pre-amps, effects pedals
Search & Rescue	Emergency beacons, transmitters
Security	Wireless transmitters, smoke alarms, motion detectors, metal detectors
Smoke Alarm	Smoke alarms, carbon monoxide detectors
Utility/Municipality	Power line auto reclosers, pipeline inspection gauges, parking meters, fare collection tags

To Our Shareholders,

As you all know, the Board of Directors and management decided in December of 2002 to change the company's fiscal year to coincide with the calendar year. We believe that this will make it much easier for our shareholders to understand our reported financial results.

During the six-month transition period ended December 31, 2002, we achieved a number of major milestones, which have put us solidly on track to sustainable profitability and revenue growth.

We completed the qualification of our industry leading UBI5390 battery, a lithium-manganese dioxide version of the largest selling military battery in the world today. This product provides 50% more operating time than the competing technology. Most significantly, we were rewarded with $14.4 million in orders from the U.S. Army, including one valued at $12 million, the largest in Ultralife's history. These orders will fuel profitability and revenue growth for the coming year. Additionally, we continued to expand our portfolio of other military products, and in March we finalized the qualification of our BA-5367 battery, which is primarily used in night vision devices.

Our 9-volt business continues to prosper. We continued to diversify worldwide distribution channels and markets paving the way for what we think will be further sales growth in 2003.

Finally, we continued to broaden the reach of our rechargeable battery products. We now have rechargeable products from small and large format lithium polymer cells to mid-range lithium ion prismatic cells, to large-scale rechargeable battery assembly products. And we have leveraged the work that we have done in larger-sized rechargeable battery assemblies for the military, to produce commercial versions of these products that are starting to take hold in the marketplace.

I am proud to report that all of the work that we have done to reposition and refocus Ultralife is starting to pay off. The contract awards we received in the last half of 2002, combined with the pipeline of outstanding opportunities that lie before us, pave the way for a strong 2003.

We are prepared to achieve our financial goals for 2003: profitability in every quarter and at least 50% revenue growth over calendar 2002.

Ultralife would not be where it is today, with growing momentum in our business, without the dedication and hard work of its employees, and loyalty and patience of its shareholders. I am deeply grateful to our employees, shareholders, customers and suppliers in helping us reach this point and look forward to sharing an exciting 2003 with you.



John D. Kavazanjian
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

/ / Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended____________________

OR

/X/ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from July 1, 2002 to December 31, 2002.

Commission file number 0-20852

ULTRALIFE BATTERIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	16-1387013
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2000 Technology Parkway, Newark, New York	14513
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (315) 332-7100

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.10 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes __ No_X_

On June 30, 2002, the aggregate market value of the Common Stock of Ultralife Batteries, Inc. held by non-affiliates of the Registrant was approximately $39,600,000 based upon the closing price for such Common Stock as reported on the NASDAQ National Market System on June 30, 2002.

As of February 28, 2003, the Registrant had 12,852,869 shares of Common Stock outstanding, net of 727,250 treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III Ultralife Batteries, Inc. Proxy Statement – Certain portions of the Proxy Statement relating to the June 10, 2003 Annual Meeting of Stockholders are specifically incorporated by reference in Part III, Items 10-13 herein.

TABLE OF CONTENTS

ITEM			PAGE
PART I	1	Business	3
	2	Properties	15
	3	Legal Proceedings	15
	4	Submission of Matters to a Vote of Securities Holders	17
PART II	5	Market for Registrant's Common Equity and Related Shareholder Matters	18
	6	Selected Financial Data	20
	7	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
	7a	Quantitative and Qualitative Disclosures About Market Risks	36
	8	Financial Statements and Supplementary Data	36
	9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	62
PART III	10	Directors and Executive Officers of the Registrant	63
	11	Executive Compensation	63
	12	Security Ownership of Certain Beneficial Owners and Management	63
	13	Certain Relationships and Related Transactions	63
	14	Controls and Procedures	63
PART IV	15	Exhibits, Financial Statement Schedules and Reports on Form 8-K	64
		Signatures	68
		CEO & CFO Certifications	69
		Exhibits (not included in this report)	71

PART I

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This report contains certain forward-looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to management. The statements contained in this report relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, future demand for the Company's products and services, the successful commercialization of the Company's advanced rechargeable batteries, general economic conditions, government and environmental regulation, competition and customer strategies, technological innovations in the primary and rechargeable battery industries, changes in the Company's business strategy or development plans, capital deployment, business disruptions, including those caused by fire, raw materials supplies, environmental regulations, and other risks and uncertainties, certain of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, estimated or expected. See Risk Factors in Item 7.

As used in this Report, unless otherwise indicated the terms "Company" and "Ultralife" include the Company's wholly-owned subsidiary, Ultralife (UK) Ltd.

ITEM 1. BUSINESS

General

Ultralife Batteries, Inc. develops, manufactures and markets a wide range of standard and customized lithium primary (non-rechargeable), lithium ion and lithium polymer rechargeable batteries for use in a wide array of applications. The Company believes that its technologies allow the Company to offer batteries that are flexibly configured, lightweight and generally achieve longer operating time than many competing batteries currently available. The Company has focused on manufacturing a family of lithium primary batteries for military, industrial and consumer applications, which it believes is one of the most comprehensive lines of lithium manganese dioxide primary batteries commercially available. The Company also supplies rechargeable lithium ion and lithium polymer batteries for use in portable electronic applications.

Effective December 31, 2002, the Company changed its fiscal year-end from June 30 to December 31. The financial results presented in this report reflecting the six-month period ended December 31, 2002 are referred to as "Transition 2002". The financial results presented in this report reflecting the full twelve-month fiscal periods that ended June 30 prior to Transition 2002 are referred to as "fiscal" years. For instance, the year ended June 30, 2002 is referred to as "Fiscal 2002", and the year ended June 30, 2001 is referred to as "Fiscal 2001".

The Company reports its results in four operating segments: Primary Batteries, Rechargeable Batteries, Technology Contracts and Corporate. The Primary Batteries segment includes 9-volt, cylindrical and various other non-rechargeable specialty batteries. The Rechargeable Batteries segment includes the Company's lithium polymer and lithium ion rechargeable batteries. The Technology Contracts segment includes revenues and related costs associated with various government and military development contracts. The Corporate segment consists of all other items that do not specifically relate to the three other segments and are not considered in the performance of the other segments.

Primary Batteries

The Company manufactures and markets a family of lithium-manganese dioxide ($Li\text{-}MnO_2$) primary batteries including 9-volt, cylindrical, pouch, and thin cell, in addition to magnesium silver-chloride seawater-activated batteries. Applications of the Company's 9-volt batteries include smoke alarms, wireless security systems and intensive care monitors, among many other devices. The Company's other lithium primary batteries are sold primarily to the military and to OEMs for industrial markets for use in a variety of applications including radios, automotive telematics, emergency radio beacons, search and rescue transponders, pipeline inspection gauges, and other specialty instruments and applications. The Company also manufactures seawater-activated batteries for specialty marine applications. The Company believes that the materials used in, and the chemical reactions inherent to, lithium batteries provide significant advantages over other *currently* available primary battery technologies. These advantages include lighter weight, longer operating time, longer shelf life, and a wider operating temperature range. The Company's primary batteries also have relatively flat voltage profiles, which provide stable power. Conventional primary batteries, such as alkaline, have sloping voltage profiles, which result in decreasing power output during discharge. While the price for the Company's lithium batteries is generally higher than alkaline batteries, the increased energy per unit of weight and volume of the Company's lithium batteries allow longer operating time and less frequent battery replacements for the Company's targeted applications.

The global market for primary batteries was approximately $10.0 billion in 2001, and is expected to reach approximately $11.5 billion in 2004. The lithium primary battery market accounted for approximately $1.0 billion of the 2001 market.

Revenues for this segment for the six months ended December 31, 2002 were $15.2 million and segment contribution was $0.6 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the Transition 2002 Consolidated Financial Statements and Notes thereto for additional information.

Rechargeable Batteries

The Company believes that its range of polymer and lithium ion rechargeable batteries offer substantial benefits, including the ability to design and produce lightweight cells in a variety of custom sizes, shapes, and thickness (as thin as 1 millimeter for lithium polymer cells). In Fiscal 2002, the Company modified the strategy for its rechargeable batteries business. While the Company continues to focus on the markets for lithium polymer batteries utilizing its own technology and manufacturing infrastructure, in order to expand its product offerings it also markets rechargeable batteries comprised of cells manufactured by other qualified manufacturers, including Ultralife Taiwan, Inc. ("UTI"), in which the Company has a 10.6% ownership interest at December 31, 2002. Additionally, the Company is utilizing the rechargeable battery products it has developed for military applications to satisfy commercial customers seeking turnkey battery solutions, including chargers. While the cost of both the Company's own and outsourced lithium polymer rechargeable batteries tends to be higher than the cost of lithium ion batteries due to higher material costs, the cells tend to be thinner and lighter weight, offering application design advantages not available with non-polymer rechargeable cells.

The global portable rechargeable batteries market was approximately $4.2 billion in 2001 and is expected to reach approximately $4.7 billion in 2004. The widespread use of a variety of portable consumer electronic products such as notebook computers and cellular telephones has placed increasing demands on battery technologies, including lithium polymer and lithium ion, to deliver greater amounts of energy through efficiently designed, smaller and lighter batteries.

Revenues for this segment for the six months ended December 31, 2002 were $0.3 million and segment contribution was a loss of $0.9 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the Transition 2002 Consolidated Financial Statements and Notes thereto for additional information.

Technology Contracts

On a continuing basis, the Company seeks to fund part of its efforts to identify and develop new applications for its products and to advance its technologies through contracts with both government agencies and third parties. The Company has been successful in obtaining awards for such programs for both rechargeable and primary battery technologies.

Revenues for this segment in the six months ended December 31, 2002 were $100,000 and segment contribution was $70,000. Revenues in this segment are expected to increase modestly as the Company continues to obtain contracts that are in parallel with its efforts to ultimately commercialize products that it develops. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the Transition 2002 Consolidated Financial Statements and Notes thereto for additional information.

Corporate

The Company allocates revenues, cost of sales, research and development expenses, loss on fires, and impairment charges on long-lived assets across the above business segments. The balance of income and expense, including selling, general and administrative expenses, interest income and expense, gains on sale of securities and other net expenses, and its gains and losses associated with its equity interest in Ultralife Taiwan, Inc. are reported in the Corporate segment.

There were no revenues for this segment in the six months ended December 31, 2002 and segment contribution was a loss of $3.4 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the Transition 2002 Consolidated Financial Statements and Notes thereto for additional information.

History

The Company was formed as a Delaware corporation in December 1990. In March 1991, the Company acquired certain technology and assets from Eastman Kodak Company ("Kodak") relating to its 9-volt lithium-manganese dioxide primary battery. During the initial 12 months of operation, the Company directed its efforts towards reactivating the Kodak manufacturing facility and performing extensive tests on the Kodak 9-volt battery. These tests demonstrated a need for design modifications, which, once completed, resulted in a battery with improved performance and shelf life. In December 1992, the Company completed its initial public offering and became listed on NASDAQ. In June 1994, the Company's subsidiary, Ultralife Batteries (UK) Ltd., acquired certain assets of the Dowty Group PLC ("Dowty"). The Dowty acquisition provided the Company with a presence in Europe, manufacturing facilities for high rate lithium and seawater-activated batteries and a team of highly skilled scientists with significant lithium battery technology expertise. Ultralife (UK) further expanded its operations through its acquisition of certain assets and technologies of Accumulatorenwerke Hoppecke Carl Zoellner & Sohn GmbH & Co. ("Hoppecke") in July 1994. In December 1998, the Company announced a venture with PGT Energy Corporation ("PGT"), together with a group of investors, to produce lithium rechargeable batteries in Taiwan. During Fiscal 2000, the Company provided the venture, Ultralife Taiwan, Inc. ("UTI"), with proprietary technology and other consideration in exchange for approximately a 46% interest in the venture. Due to stock grants to certain UTI employees in Fiscal 2001, subsequent capital raising initiatives, and the Company's disposition of a portion of its ownership interest in October 2002, the Company's ownership interest has been reduced to 10.6% as of December 31, 2002.

Since its inception, the Company has concentrated significant resources on research and development activities, including but not limited to activities related to polymer rechargeable batteries. The Company has a segment that produces advanced rechargeable batteries using automated custom-designed equipment. Over the past few years, the Company has expanded its product offering of lithium primary and rechargeable batteries.

Products and Technology

A battery is an electrochemical apparatus used to store and release energy in the form of electricity. The main components of a conventional battery are the anode, cathode, separator and an electrolyte, which can be either a liquid or a solid. The separator acts as an electrical insulator, preventing electrical contact between the anode and cathode inside the battery. During discharge of the battery, the anode supplies a flow of electrons, known as current, to a load or device outside of the battery. After powering the load, the electron flow reenters the battery at the cathode. As electrons flow from the anode to the device being powered by the battery, ions are released from the cathode, cross through the electrolyte and react at the anode.

Primary Batteries

A primary battery is used until discharged and then discarded. The principal competing primary battery technologies are carbon-zinc, alkaline and lithium. The Company's primary battery products, exclusive of its seawater-activated batteries, are based primarily on lithium-manganese dioxide technology. The following table sets forth the performance characteristics of battery technologies that the Company believes represent its most significant current or potential competition for its 9-volt and high-rate lithium batteries.

Comparison of Primary Battery Technologies

	Energy Density				
Technology	Watt-hours per kilogram	Watt-hours per liter	Discharge Profile	Shelf Life (years)	Operating Temperature Range (°F)
9-Volt Configurations:					
Carbon-zinc (1)	36	59	Sloping	1	20 to 130
Alkaline (1)	80	171	Sloping	5	0 to 130
Ultralife lithium-manganese dioxide (2)	262	406	Flat	10	-4 to 140
High Rate Cylindrical: (3)					
Alkaline (1)	88	223	Sloping	7	0 to 130
Lithium-sulfur dioxide (1)(4)	247	396	Flat	10	-60 to 160
Ultralife lithium-manganese dioxide (2)	263	592	Flat	10	-40 to 160

(1) Data compiled from industry sources and sales literature of other battery manufacturers or derived therefrom by the Company.
(2) Results of tests conducted by the Company.
(3) Data for equivalent D-size cells.
(4) The Company believes that these batteries are limited in application due to health, safety and environmental risks associated therewith.

Energy density refers to the total amount of electrical energy stored in a battery divided by the battery's weight and volume, as measured in watt-hours per kilogram and watt-hours per liter, respectively. Higher energy density translates into longer operating times for a battery of a given weight or volume and, therefore, fewer replacement batteries. Discharge profile refers to the profile of the voltage of the battery during discharge. A flat discharge profile results in a more stable voltage during discharge of the battery. High temperatures generally reduce the storage life of batteries, and low temperatures reduce the battery's ability to operate efficiently. The inherent electrochemical properties of lithium batteries result in improved low temperature performance and an ability to withstand relatively high temperature storage.

The Company's primary battery products are based predominantly on lithium-manganese dioxide technology. The Company believes that materials used in, and the chemical reactions inherent to, the lithium batteries provide significant advantages over currently available primary battery technologies which include lighter weight, longer operating time, longer shelf life, and a wider operating temperature range. The Company's primary batteries also have relatively flat voltage profiles, which provide stable power. Conventional primary batteries, such as alkaline, have sloping voltage profiles, which result in decreasing power outage during discharge. While the price for the Company's lithium batteries is generally higher than commercially available alkaline batteries produced by others, the Company believes that the increased energy per unit of weight and volume of its batteries will allow longer operating time and less frequent battery replacements for the Company's targeted applications. Therefore, the Company believes that its primary batteries are price competitive with other battery technologies on a price per watt-hour basis.

9-Volt Lithium Battery. The Company's 9-volt lithium battery delivers a unique combination of high energy and stable voltage, which results in a longer operating life for the battery and, accordingly, fewer battery replacements. While the Company's 9-volt battery price is generally higher than conventional 9-volt carbon-zinc and alkaline batteries, the Company believes the enhanced operating performance and decreased costs associated with battery replacement make the Ultralife 9-volt battery more cost effective than conventional batteries on a cost per watt-hour basis when used in a variety of applications.

The Company currently markets its 9-volt lithium battery to consumer retail and OEM markets, including manufacturers of safety and security systems such as smoke alarms, medical devices and other electronic instrumentation. Applications for which the Company's 9-volt lithium battery are currently sold include:

Safety and Security Equipment	Medical Devices	Specialty Instruments
Smoke alarms	Bone growth stimulators	Electronic meters
Wireless alarm systems	Telemetry equipment	Hand-held scanners
Tracking devices	Portable blood analyzers	Wireless electronics
Transmitters/receivers	Ambulatory Infusion Pumps	Garage door openers

The Company currently sells its 9-volt battery to Kidde Safety (Fyrnetics), Invensys (Firex®), BRK Brands (First Alert®), Universal Security Instruments, NADI (Dicon), and Homewatch for long-life smoke alarms, to Energizer, Philips Medical Systems, i-STAT Corp. and Orthofix for medical devices, and to ADT, Ademco, Interactive Technologies, Inc., and Internix (Japan) for security devices. Kidde Safety (Fyrnetics), Invensys (Firex®), BRK Brands (First Alert®), Universal Security Instruments, NADI (Dicon), and Homewatch offer long life smoke alarms powered by the Company's 9-volt lithium battery with a limited 10-year warranty. The Company also manufactures its 9-volt lithium battery under private label for Energizer, Telenot in Germany and Uniline in Sweden. Additionally, the Company sells its 9-volt battery to the broader consumer market by establishing relationships with national and regional retail chains such as Radio Shack, TruValue, Ace Hardware, Fred Meyer, Inc., Menards, Chase Pitkin, Lowes and a number of catalogs.

The Company's 9-volt lithium battery market benefited as a result of a state law enacted in Oregon. The Oregon statute required that, as of June 23, 1999, all battery-operated ionization-type smoke alarms sold in that state must include a 10-year battery. The Company believes that if legislation were to ultimately pass in any major state, and if other states were to follow suit, demand for the Company's 9-volt batteries could increase significantly. The Company is also benefiting from local and national legislation passed in various U.S. and European locations, which requires the installation of smoke alarms. The passage of this type of legislation in other countries could also increase the demand for the Company's 9-volt batteries.

The Company believes that it manufactures the only standard size 9-volt battery warranted to last 10 years when used in ionization-type smoke alarms. Although designs exist using other battery configurations, such as using three 2/3 A-type battery cells, the Company believes its 9-volt solution is superior to these alternatives. The Company believes that its current manufacturing capacity is adequate to meet customer demand. However, with increased legislative activity, demand could exceed current capacity, and therefore, additional capital equipment would be required to meet these new needs.

Cylindrical Cell and Pouch Cell Lithium Batteries. The Company believes that its high rate cylindrical and pouch lithium cells, based on its proprietary lithium-manganese dioxide technology, are the most advanced high rate lithium power sources currently available. The Company also markets high rate lithium batteries using cells from other manufacturers in other sizes and voltage configurations in order to offer a more comprehensive line of batteries to its customers.

The Company markets its line of high rate lithium cells and batteries to the OEM market for industrial, military, medical, automotive telematics and search and rescue applications. Significant industrial applications include pipeline inspection equipment, autoreclosers and oceanographic devices. Among the military uses are manpack radios, night vision goggles, chemical agent monitors, and thermal imaging equipment. Search and rescue applications include ELT's (Emergency Location Transmitters) for aircraft and EPIRB's (Emergency Position Indicating Radio Beacons) for ships.

The market for high rate lithium batteries has been dominated by lithium- sulfur dioxide and lithium- thionyl chloride, which possess liquid cathode systems. However, there is an increasing market share being taken by lithium manganese dioxide, a solid cathode system, because of its superior performance and safety. The Company believes that its high rate lithium manganese dioxide batteries offer a combination of performance, safety and environmental benefits which will enable it to gain an increasing share of this market.

Some of the Company's main cylindrical cell and pouch cell lithium batteries include the following:

High Rate Cylindrical Batteries. The Company markets a wide range of high rate cylindrical primary lithium batteries in various sizes and voltage configurations. The Company currently manufactures a range of high rate lithium cells under the Ultralife HiRate® brand, which are sold and packaged into multi-cell battery packs. These include D, C, 1¼ C, and 19 mm x 65 mm configurations, among other sizes. Based on the Company's lithium-manganese dioxide chemistry, the Company's cylindrical cells use solid cathode construction, are non-pressurized and non-toxic, and are considered safer than liquid cathode systems.

High Rate Pouch Batteries. The Company has developed a pouch cell lithium battery. The pouch cell is a 3-volt, wound, rectangular-shaped, high-rate cell configured for packaging in a compact, lightweight laminated foil pouch. Based on the Company's lithium-manganese dioxide chemistry, the pouch cell, like its cylindrical cell counterpart, uses solid cathode construction, and is a non-pressurized, non-toxic system that is considered safer than liquid cathode systems. The pouch technology provides flexibility with a lightweight thin battery having high energy density. The Company's lithium technology provides these batteries with a long shelf life and eliminates voltage delay even after prolonged storage.

BA-5372 Batteries. The Company's BA-5372 battery is a cylindrical 6-volt lithium-manganese dioxide battery, which is used for memory back-up in communications devices, including the Army's Single Channel Ground and Airborne Radio System (SINCGARS), the most widely used of these devices. This battery offers a combination of performance features suitable for military applications including high energy density, lightweight, long shelf life and ability to operate in a wide temperature range.

BA-5368 Batteries. The Company's BA-5368 battery is a cylindrical 12-volt lithium-manganese dioxide battery, which is used in AN/PRC90 pilot survival radios. This battery is used by the U.S. military and other military organizations around the world.

BA-5367 Batteries. The Company's BA-5367 battery is a 3-volt lithium-manganese dioxide battery, which is a direct replacement for the lithium-sulfur dioxide (Li-SO2) BA-5567 battery, and has over 50% more capacity. It is used in a variety of military night vision, infrared aiming, digital messaging and meteorological devices.

UBI5390 Batteries. The Company's UBI5390 battery is an alternative for the Li-SO2 BA-5590 battery, the most widely used battery in the U.S. armed forces. The UBI5390 is a rectangular 15/30 volt lithium-manganese dioxide battery which provides 50% more capacity (mission time) than the BA-5590, and is primarily used as the main power supply for the Army's SINCGARS (Manpack) radios. Approximately 60 other military applications, such as the Javelin Medium Anti-Tank Weapon Control Unit, also use these batteries.

Thin Cell Batteries. The Company has developed a line of lithium-manganese dioxide primary batteries, which are called Thin Cell batteries. The Thin Cell batteries are flat, light weight, flexible batteries that can be manufactured to conform to the shape of the particular application. The Company is currently offering two configurations of the Thin Cell battery, which range in capacity from 220 milliampere-hours to 1,000 milliampere-hours. The Company is currently marketing these batteries to OEMs for applications such as identification tags and theft detection systems.

Seawater-activated Batteries. The Company produces a variety of seawater-activated batteries based on magnesium-silver chloride technology. Seawater-activated batteries are custom designed and manufactured to end user specifications. The batteries are activated when placed in salt water, which acts as the electrolyte allowing current to flow. The Company markets seawater-activated batteries to naval and other specialty OEMs.

Rechargeable Batteries

In contrast to primary batteries, after a rechargeable battery is discharged, it can be recharged and reused many times. Generally, discharge and recharge cycles can be repeated hundreds of times in rechargeable batteries, but the achievable number of cycles (cycle life) varies among technologies and is an important competitive factor. All rechargeable batteries experience a small, but measurable, loss in energy with each cycle. The industry commonly reports cycle life in number of cycles a battery can achieve until 80% of the battery's initial energy capacity remains. In the rechargeable battery market, the principal competing technologies are nickel-cadmium, nickel-metal hydride and lithium-based batteries. Rechargeable batteries generally can be used in many primary battery applications, as well as in applications such as portable computers and other electronics, cellular telephones, medical devices, wearable devices and many other consumer products.

Three important parameters for describing the performance characteristics of a rechargeable battery suited for today's portable electronic devices are design flexibility, energy density and cycle life. Design flexibility refers to the ability of rechargeable batteries to be designed to fit a variety of shapes and sizes of battery compartments. Thin profile batteries with prismatic geometry provide the design flexibility to fit the battery compartments of today's electronic devices. Energy density refers to the total electrical energy per unit volume stored in a battery. High energy density batteries generally are longer lasting power sources providing longer operating time and necessitating fewer battery recharges. Lithium batteries, by the nature of their electrochemical properties, are capable of providing higher energy density than comparably sized batteries that utilize other chemistries and, therefore, tend to consume less volume and weight for a given energy content. Long cycle life is a preferred feature of a rechargeable battery because it allows the user to charge and recharge power many times before noticing a difference in performance.

Energy density refers to the total amount of electrical energy stored in a battery divided by the battery's weight and volume as measured in watt-hours per kilogram and watt-hours per liter, respectively. High energy density and long achievable cycle life are important characteristics for comparing rechargeable battery technologies. Greater energy density will permit the use of batteries of a given weight or volume for a longer time period. Accordingly, greater energy density will enable the use of smaller and lighter batteries with energy comparable to those currently marketed. Long achievable cycle life, particularly in combination with high energy density, is suitable for applications requiring frequent battery rechargings, such as cellular telephones and portable computers.

Advanced Polymer Rechargeable Batteries. The Company manufactures, or has manufactured, to the Company's specifications, an advanced rechargeable battery that is based on proprietary polymer technology. The battery is composed of ultra-thin and flexible components including a metallic oxide cathode, a carbon anode and a polymer electrolyte. The Company believes that users of portable electronic products such as wearable computers and wireless devices are seeking smaller and lighter products that require less frequent recharges while providing the same or additional energy. The Company believes that its technology is attractive to OEMs of such products since the use of a flexible polymer electrolyte, rather than a liquid electrolyte, reduces the battery's overall weight and volume, and allows for increased design flexibility in conforming batteries to the variety of shapes and sizes required for portable electronic products. The Company can provide a variety of cell sizes to satisfy market demands. Typical cell sizes offered by the Company include cells ranging in size from 3.2x20x30 mm to 3.4x106x102 mm and ranging in capacity from 120 mAh to 2800 mAh.

In addition to the performance advantages described above, there is a significant difference between rechargeable batteries, which are based on the lithium ion liquid electrolyte technology, and the technology used in the Company's advanced rechargeable batteries. Liquid lithium ion cells use a liquid electrolyte that is contained within a cylindrical or prismatic metal housing. Under abusive conditions, where internal battery temperatures may become extremely high, significant pressure may build within these cells which can cause these cells to vent and release liquid electrolyte into the environment. The Company's advanced rechargeable batteries utilize a polymer electrolyte that is bound within the pores of the cell materials and, thus, leakage is avoided. Moreover, because the cell does not require pressure to maintain the contact between the electrodes, the cells do not require a metal housing. Rather, they are packaged within a thin foil laminate.

Liquid Lithium Ion Cells and Batteries. The Company offers a variety of liquid lithium ion cells ranging in size from 4.6x30x48 mm to 5.6x35x50 mm and in capacity from 600 mAh to 920 mAh. The Company also offers the following batteries containing liquid lithium ion cells:

BB-2590 Batteries. The Company's BB-2590 battery is lithium ion rechargeable version of the UBI5390 primary battery, and can be used in the same applications as the UBI5390. The Company is also marketing this battery, and a charger, for use in commercial applications.

LWC-L Batteries. The Company's LWC-L battery is a lithium ion rechargeable commercial version of the Land Warrior military battery being developed for the U.S. Army Land Warrior program. The Company is also marketing this battery, and a charger, for use in commercial applications.

Sales and Marketing

The Company sells its current products directly to OEMs in the U.S. and abroad and has contractual arrangements with sales representatives who market the Company's products on a commission basis in particular areas. The Company also distributes its products through domestic and international distributors and retailers that purchase batteries from the Company for resale. The Company employs a staff of sales and marketing personnel in the U.S., England and Germany. The Company's sales are generated primarily from customer purchase orders and the Company has traditionally had a number of long-term sales contracts with customers.

Primary Batteries

The Company has targeted sales of its primary batteries to manufacturers of security and safety equipment, automotive telematics, medical devices and specialty instruments, as well as users of military equipment. The Company's strategy is to develop marketing alliances with OEMs and governmental agencies that utilize its batteries in their products, commit to cooperative research and development or marketing programs, and recommend the Company's products for design-in or replacement use in their products. The Company is addressing these markets through direct contact by its sales and technical personnel, use of sales representatives and stocking distributors, manufacturing under private label and promotional activities.

The Company seeks to capture a significant market share for its products within its targeted OEM markets, which the Company believes, if successful, will result in increased product awareness and sales at the end-user or consumer level. The Company is also selling the 9-volt battery to the consumer market through retail distribution. Most military procurements are done directly by the specific government organizations requiring batteries.

During Transition 2002, the Company had one customer, the U.S. Army / CECOM, which comprised more than 10% of the Company's revenues. The Company believes that the loss of this customer could have a material adverse effect on the Company. The Company's relationship with this customer is good.

During Fiscal 2002, the Company had two customers, UNICOR and Kidde plc, each of which comprised more than 10% of the Company's revenues. While the demand from each of these customers has diminished as a percent of total revenues since June 2002 mainly as a result of growing demand from other customers, the Company's relationship with these customers is good.

Currently, the Company does not experience significant seasonal trends in primary battery revenues. However, a downturn in the U.S. economy, which affects retail sales and which could result in fewer sales of smoke detectors to consumers, could potentially result in lower Company sales to this market segment. The U.S. smoke detector OEM market segment comprised approximately 19% of total primary revenues in Transition 2002. Additionally, a lower demand from the U.S. and U.K. Governments could result in lower sales to military and government users. However, the

Company currently is experiencing increasing demand from military and government customers, and it expects this demand to continue in the near term.

The Company has been successfully marketing its products to military organizations in the U.S. and other countries around the world. These efforts have recently resulted in some significant contracts for the Company. For example, in June 2002, the Company was awarded a five-year production contract by the U.S. Army Communications and Electronics Command (CECOM) to provide three types of primary (non-rechargeable) lithium-manganese dioxide batteries to the U.S. Army. The contract provides for order releases approximately every six months over a five-year period with a maximum potential value of up to $32 million. Combined, these batteries comprise what is called the Small Cell Lithium Manganese Dioxide Battery Group under CECOM's NextGen II acquisition strategy. A major objective of this acquisition is to maintain a domestic production base of a sufficient capacity to timely meet peacetime demands and have the ability to surge quickly to meet deployment demands. The Company intends to participate in the two additional Next Gen II five-year battery procurements. The Company has recently bid on the Large Cylindrical Battery five-year procurement, and it plans to participate in the five-year procurement for Rectangular Batteries during calendar year 2003. In addition, in December 2002, the Company announced that it had received orders from the U.S. military for $14.4 million of its UBI5390 batteries that are used by the military for certain communications devices. There is no assurance, however, that the Company will be awarded any additional military contracts.

At December 31, 2002, the Company's backlog related to primary battery orders was approximately $23 million. The majority of this backlog was related to recent military orders. Backlog for the Company's 9-volt batteries was not significant, as most of the orders the Company receives for 9-volt batteries are typically shipped within a short time frame from when the order is placed.

Rechargeable Batteries

The Company has targeted sales of its advanced polymer rechargeable batteries through OEM suppliers, as well as distributors and resellers focused on its target markets. During the Transition 2002 and Fiscal 2002 periods, the Company added lithium ion products, additional polymer products and charging systems to its portfolio. The Company is currently seeking a number of design wins with OEMs, and believes that its design capabilities, product characteristics and solution integration will drive OEMs to incorporate the Company's batteries into their product offerings, resulting in revenue growth opportunities for the Company. The Company has not marketed its advanced rechargeable batteries for a sufficient period to determine whether these OEMs or consumer sales are seasonal.

The Company continues to expand its marketing activities as part of its strategic plan to increase sales of its rechargeable batteries including military, computers and communications applications, as well as wireless headsets, computing devices, wearable devices and other electronic portable devices. A key part of this expansion includes building its network of distributors and value added distributors throughout the world.

At December 31, 2002, the Company's backlog related to rechargeable battery orders was not significant.

Technology Contracts

The Company has participated in various programs in which it has done contract research and development. These programs have incorporated a profit margin in their structure. This segment has declined because the current strategy for the Company is only to seek development projects that are in harmony with its process and product strategy. An example is a Science and Technology Contract awarded to the Company by the U.S. Army during 2002 for the development of a Land Warrior specific hybrid power source system and smart rapid-on-the-move charger. Although the Company reports technology contracts as a separate business segment, it does not actively market this segment as a revenue source but rather accepts technology contract business that supports and advances its overall battery business strategy.

Patents, Trade Secrets and Trademarks

The Company relies on licenses of technology as well as its unpatented proprietary information, know-how and trade secrets to maintain and develop its commercial position. Although the Company seeks to protect its proprietary information, there can be no assurance that others will not either develop independently the same or similar information or obtain access to the Company's proprietary information. In addition, there can be no assurance that the Company would prevail if any challenges to intellectual property rights were asserted by the Company against third parties, or that third parties will not successfully assert infringement claims against the Company in the future. The Company believes, however, that its success is less dependent on the legal protection that its patents and other proprietary rights may or will afford than on the knowledge, ability, experience and technological expertise of its employees.

The Company holds 19 patents in the U.S. and foreign countries, three of which relate to rechargeable polymer batteries, and has certain patent applications pending also relating to polymer batteries. The Company also pursues foreign patent protection in certain countries. The Company's patents protect technology that makes automated production more cost-effective and protect important competitive features of the Company's products. However, the Company does not consider its business to be dependent on patent protection.

The Company's research and development in support of its advanced rechargeable battery technology and products is currently based, in part, on non-exclusive technology transfer agreements. The Company made an initial payment of $1.0 million for such technology and is required to make royalty and other payments for products that incorporate the licensed technology of 8% of the fair market value of the royalty bearing product. The license continues for the respective unexpired terms of the patent licenses, and continues in perpetuity with respect to other licensed technical information.

All of the Company's employees in the U.S. and all the Company's employees involved with the Company's technology in England are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while employed by the Company. These agreements also contain certain noncompetition and nonsolicitation provisions effective during the employment term and for a period of one year thereafter. There can be no assurance that the Company will be able to enforce these agreements.

Following are trademarks of the Company: Ultralife®, Ultralife Thin Cell®, Ultralife HiRate®, Ultralife Polymer®, Ultralife Polymer Cell, Ultralife Polymer Battery, Ultralife Polymer System, The New Power Generation.

Manufacturing and Raw Materials

The Company manufactures its products from raw materials and component parts that it purchases. The Company has ISO 9001 certification for its lithium battery manufacturing operations in both of its manufacturing facilities in Newark, New York and Abingdon, England.

Primary Batteries

The Company's Newark, New York facility has the capacity to produce in excess of nine million 9-volt batteries per year, approximately seven million cylindrical cells per year, and approximately 500,000 pouch cells per year. The manufacturing facility in Abingdon, England is capable of producing up to one million cylindrical cells per year. This facility also manufactures seawater-activated batteries and assembles customized multi-cell battery packs. The Company has experienced significantly increased demand recently, particularly with respect to orders from various military organizations. As a result, the manufacturing capability for certain of the Company's battery platforms has been approaching the current production capacity with the existing equipment. The Company has taken steps to order and acquire new machinery and equipment in areas where production bottlenecks have resulted, in order to be able to fulfill the demand. The Company continually evaluates its requirements for additional capital equipment, and the Company believes that the planned increases in its current manufacturing capacity will be adequate to meet foreseeable customer demand. However, with further unanticipated growth in demand for the Company's products, demand could exceed capacity, which would require it to install additional capital equipment to meet these incremental needs.

The Company utilizes lithium foil as well as other metals and chemicals to manufacture its batteries. Although the Company knows of only three major suppliers that extrude lithium into foil and provide such foil in the form required by the Company, it does not anticipate any shortage of lithium foil or any difficulty in obtaining the quantities it requires. Certain materials used in the Company's products are available only from a single source or a limited number of sources. Additionally, the Company may elect to develop relationships with a single or limited number of sources for materials that are otherwise generally available. Although the Company believes that alternative sources are available to supply materials that could replace materials it uses and that, if necessary, the Company would be able to redesign its products to make use of an alternative product, any interruption in its supply from any supplier that serves currently as the Company's sole source could delay product shipments and adversely affect the Company's financial performance and relationships with its customers. Although the Company has experienced interruptions of product deliveries by sole source suppliers, none of such interruptions has had a material effect on the Company. All other raw materials utilized by the Company are readily available from many sources.

The total carrying value of the Company's primary battery inventory, including raw materials, work in process and finished goods, amounted to approximately $5.2 million as of December 31, 2002.

Rechargeable Batteries

In June of 2002, the Company recorded a $14.3 million impairment charge on a significant portion of its high volume production line for advanced polymer rechargeable batteries that was put in place to manufacture Nokia cell phone replacement batteries. Due to the culmination of various economic conditions, these assets were significantly underutilized. The Company also has some lower-volume, but more flexible, automated manufacturing equipment at its Newark, New York facility mainly to be used for higher value, lower quantity production orders. The raw materials utilized by the Company are readily available from many sources.

In addition to its own manufacturing capabilities for rechargeable batteries, the Company has a 10.6% ownership interest in a venture in Taiwan, named Ultralife Taiwan, Inc. (UTI). This venture, established in December 1998, was initially set up to develop manufacturing capabilities using the Company's polymer rechargeable technology. In addition, UTI has recently developed the capability to manufacture rechargeable lithium batteries using liquid lithium technologies. The Company uses UTI and other lithium rechargeable cell manufacturers as sources of raw materials for the assembly of battery packs. In October 2002, when the Company sold a portion of its ownership interest in UTI, the Company obtained an agreement from UTI that over the following three years, the Company will have reserved access to 10% of UTI's high volume capacity for rechargeable lithium battery products and the rights to utilize UTI's LSB (Large Scale Battery) technology for the production of large capacity lithium ion batteries for government and military markets in the U.S. and the U.K.

The total carrying value of the Company's rechargeable battery inventory, including raw materials, work in process and finished goods, amounted to approximately $0.6 million as of December 31, 2002.

Research and Development

The Company conducts its research and development in Newark, New York, and Abingdon, England. During Transition 2002 and Fiscal 2002, 2001, and 2000, the Company expended approximately $1.1 million, $4.3 million, $3.4 million, and $5.3 million, respectively, on research and development. R&D expenses for Transition 2002 moderated somewhat compared with the prior year run rate as the development efforts for polymer rechargeable batteries declined substantially. R&D expenses rose in Fiscal 2002 as the Company increased its development efforts in the area of new military batteries. R&D expenses were significantly lower in Fiscal 2001 due to the commercial launch and production of its polymer rechargeable battery, and as a result, certain costs were shifted to cost of products sold. The Company currently expects that research and development expenditures will moderate as the resources devoted to the development of rechargeable batteries have been diminished and the development efforts associated with new cylindrical batteries, particularly for military applications at the present time, are relatively constant. For future development projects, the Company will continue to seek to fund part of its research and development efforts from both government and non-government sources.

Cylindrical Cell Lithium Batteries

Since the summer of 2001, the Company's strategy has included the development of new cells and batteries for various military applications, utilizing technology developed through its work on pouch cell development, as described below. The Company plans on continuing this activity, as this market is a significant potential growth area for the business. In addition, the Company is leveraging the new battery cases and components it is developing by introducing rechargeable versions of these products. During Transition 2002, the Company spent approximately $0.7 million on the development of new military batteries, and during Fiscal 2002, it spent approximately $1.2 million on similar development efforts for the military. The Company began to realize revenues from these development efforts in small amounts in Transition 2002 and Fiscal 2002, but the Company expects revenues to increase significantly during the next few years.

Pouch Cell Lithium Batteries

The Company has been conducting research and development of pouch cell lithium batteries, which have a broad range of potential applications in military and industrial markets including radio communications, telematics and medical devices. Included in the research and development activities are design programs for specific cells and batteries to develop a volume manufacturing methodology. The designs will incorporate a lean manufacturing approach to optimize their construction. No assurance can be given that such efforts will be successful or that the products that result will be marketable. In June 2000, the Company announced that it entered into a two-year agreement with the U.S. Army

Communications-Electronics Command (CECOM) to complete the development of its primary lithium-manganese dioxide pouch batteries for manufacture in high volume. Products under this agreement will be produced on a flexible manufacturing line. The Company is in the final phase of this project, which is now expected to be completed during 2003. CECOM provided funding of approximately $2.8 million for engineering efforts, and CECOM considers the Company's pouch technology critical to meeting their future portable power needs in a safe, cost effective manner, and views it as inherently safer than the other lithium technology currently in use.

Rechargeable Batteries

The Company is directing its rechargeable battery research and development efforts toward design optimization and customization to customer specifications. These batteries have a broad range of potential applications in consumer, industrial and military markets including cellular telephones, computing devices and other portable electronic devices.

During Fiscal 2002, the Company significantly reduced its development efforts focused on the polymer rechargeable technology due to changing economic conditions. As a result, the Company realized significantly lower expenditures for rechargeable R&D in Transition 2002 and it is expected that this lower level of expenses will continue throughout 2003. (See Item 7, Management's Discussion and Analysis, for additional information concerning the Company's change in strategy.)

Technology Contracts

The U.S. Government sponsors research and development programs designed to improve the performance and safety of existing battery systems and to develop new battery systems. The Company has successfully completed the initial and second phase of a government-sponsored program to develop new configurations of the Company's BA-7590 pouch cell primary battery, which lasts up to twice as long and could replace the current BA-5590 battery. The BA-5590 is the most widely used battery power source for the U.S. Army and NATO communications equipment.

The Company was also awarded an additional cost sharing SBIR Phase III contract for the development of the BA-7590 pouch cell primary battery that was substantially completed in fiscal 2000. In Fiscal 1999, the Company was awarded the lead share of a three-year $15.3 million cost-sharing project sponsored by the U.S. Department of Commerce's Advanced Technology Program (ATP). The objective of this project was to develop and produce ultra-high energy polymer rechargeable batteries that will significantly outperform existing batteries in a broad range of portable electronic and aerospace applications. As lead contractor, the Company received a total of $4.6 million over the 3-year life of the contract. In Fiscal 2002, the Company received $0.7 million. The Company's participation in the ATP project was completed in June 2002.

Battery Safety; Regulatory Matters; Environmental Considerations

Certain of the materials utilized in the Company's batteries may pose safety problems if improperly used. The Company has designed its batteries to minimize safety hazards both in manufacturing and use.

The transportation of primary and rechargeable lithium batteries is regulated by the International Civil Aviation Organization (ICAO) and corresponding International Air Transport Association (IATA) Dangerous Goods Regulations and, in the U.S., by the Department of Transportation (DOT). The Company currently ships its products pursuant to ICAO, IATA and DOT hazardous goods regulations. New regulations that pertain to all lithium battery manufacturers are scheduled to become effective in 2003 and 2004. The new regulations require companies to meet certain new testing, packaging, labeling and shipping specifications for safety reasons. The Company is working to ensure that it will be able to comply with these new regulations.

National, state and local regulations impose various environmental controls on the storage, use and disposal of lithium batteries and of certain chemicals used in the manufacture of lithium batteries. Although the Company believes that its operations are in substantial compliance with current environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries used by customers of the Company that could adversely affect the demand for the Company's products. There can be no assurance that additional or modified regulations relating to the storage, use and disposal of chemicals used to manufacture batteries, or restricting disposal of batteries will not be imposed.

Since primary and rechargeable lithium battery chemistry reacts adversely with water and water vapor, certain of the Company's manufacturing processes must be performed in a controlled environment with low relative humidity. Both of the Company's facilities contain dry rooms as well as specialized air drying equipment.

Primary Batteries

The Company's primary battery products incorporate lithium metal, which reacts with water and may cause fires if not handled properly. Over the past ten years, the Company has experienced fires that have temporarily interrupted certain manufacturing operations in a specific area of one of its facilities. Specifically, in December 1996, a fire at the Abingdon, England facility caused an interruption in the U.K. manufacturing operations for a period of 15 months. During the period from December 1996 through January 1999, the Company received insurance proceeds compensating the Company for loss of its plant and machinery, leasehold improvements, inventory and business interruption. The Company believes that it has adequate fire insurance, including business interruption insurance, to protect against fire losses in its facilities.

The Company's 9-volt battery is designed to conform to the dimensional and electrical standards of the American National Standards Institute, and the 9-volt battery and 3-volt cells are recognized under the Underwriters Laboratories, Inc. Component Recognition Program.

Rechargeable Batteries

The Company is not currently aware of any regulatory requirements regarding the disposal of polymer or liquid lithium ion rechargeable cells and batteries.

Corporate

In conjunction with the Company's purchase/lease of its Newark, New York facility in 1998, the Company entered into a payment-in-lieu of tax agreement which provides the Company with real estate tax concessions upon meeting certain conditions. In connection with this agreement, a consulting firm performed a Phase I and II Environmental Site Assessment which revealed the existence of contaminated soil and ground water around one of the buildings. The Company retained an engineering firm which estimated that the cost of remediation should be in the range of $230,000. This cost, however, is merely an estimate and the cost may in fact be much higher. In February, 1998, the Company entered into an agreement with a third party which provides that the Company and this third party will retain an environmental consulting firm to conduct a supplemental Phase II investigation to verify the existence of the contaminants and further delineate the nature of the environmental concern. The third party agreed to reimburse the Company for fifty percent (50%) of the cost of correcting the environmental concern on the Newark property. The Company has fully reserved for its portion of the estimated liability. Test sampling was completed in the spring of 2001, and the engineering report was submitted to the New York State Department of Environmental Conservation (NYSDEC) for review. NYSDEC reviewed the report and, in January 2002, recommended additional testing. The Company responded by submitting a work plan to NYSDEC, which was approved in April 2002. The Company has sought proposals from engineering firms to complete the remedial work contained in the work plan, but it is unknown at this time whether the final cost to remediate will be in the range of the original estimate, given the passage of time. Because this is a voluntary remediation, there is no requirement for the Company to complete the project within any specific time frame. The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved. Furthermore, the Company may face claims resulting in substantial liability which could have a material adverse effect on the Company's business, financial condition and the results of operations in the period in which such claims are resolved.

Competition

Competition in the battery industry is, and is expected to remain, intense. The competition ranges from development stage companies to major domestic and international companies, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. The Company competes against companies producing lithium batteries as well as other primary and rechargeable battery technologies. The Company competes on the basis of design flexibility, performance and reliability. There can be no assurance that the Company's technology and products will not be rendered obsolete by developments in competing technologies which are currently under development or which may be developed in the future or that the Company's competitors will not market competing products which obtain market acceptance more rapidly than those of the Company.

Historically, although other entities may attempt to take advantage of the growth of the lithium battery market, the lithium battery industry has certain technological and economic barriers to entry. The development of technology, equipment and manufacturing techniques and the operation of a facility for the automated production of lithium batteries require large capital expenditures, which may deter new entrants from commencing production. During the past couple years, several Asian companies have gained manufacturing strength in the polymer market. The Company's strategy is to form marketing partnerships with selected companies in order to minimize competition from these companies. Through its experience in battery manufacturing, the Company has also developed expertise, which it believes would be difficult to reproduce without substantial time and expense in the primary battery market.

Employees

As of February 28, 2003, the Company employed a total of 461 permanent and temporary persons: 14 in research and development, 402 in production and 45 in sales, administration and management. Of the total, 367 are employed in the U.S. and 94 in England. None of the Company's employees is represented by a labor union. During the latter part of Transition 2002 and into 2003, the Company has been required to hire additional personnel in order to meet the increasing demand for its products. In June 2002, the Company employed 349 persons. The Company considers its employee relations to be satisfactory.

In October and November 2001, the Company embarked on certain cost savings initiatives to reduce costs and to move the Company closer to profitability, resulting in the elimination of approximately 90 positions, mainly in the Company's rechargeable business unit and in various support areas. Of these positions, approximately 33 people lost their jobs, while the remaining 57 people were redeployed to other areas of the Company that were growing. In February 2002, the Company reduced its workforce further by eliminating another 70 people in various manufacturing and support areas in an effort to run the organization more efficiently. In total, approximately 160 positions at the Company's U.S. operation were affected by the cost savings initiatives and over 100 people lost their jobs as a result of the workforce reductions during Fiscal 2002.

ITEM 2. PROPERTIES

The Company occupies under a lease/purchase agreement approximately 250,000 square feet in two facilities located in Newark, New York. The Company leases approximately 35,000 square feet in a facility based in Abingdon, England. At both locations, the Company maintains administrative offices, manufacturing and production facilities, a research and development laboratory, an engineering department and a machine shop. At present, all of the Company's rechargeable manufacturing and assembly operations are conducted at its Newark, New York facility. The Company's corporate headquarters are located in the Newark facility. The Company believes that its facilities are adequate and suitable for its current manufacturing needs. The Company entered into a lease/purchase agreement with the local county authority in February 1998 with respect to its 110,000 square foot manufacturing facility in Newark, New York which provides more favorable terms and reduces the expense for the lease of the facility. The lease also includes an adjacent building to the Company's manufacturing facility estimated to encompass approximately 140,000 square feet and approximately 65 acres of property. Pursuant to the lease, the Company delivered a down payment in the amount of $440,000 and paid the local governmental authority annual installments in the amount of $50,000 through December 2001 decreasing to approximately $30,000 annually for the periods commencing December 2001 and ending December 2007. Upon expiration of the lease in 2007, the Company is required to purchase its facility for the purchase price of one dollar.

The Company leases a facility in Abingdon, England. The term of the lease was extended and continues until March 24, 2013. It currently has an annual rent of approximately $240,000 and is subject to review every five years based on current real estate market conditions. The next review is March 2004.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to legal proceedings and claims which arise in the normal course of business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

In August 1998, the Company, its Directors, and certain underwriters were named as defendants in a complaint filed in the United States District Court for the District of New Jersey by certain shareholders, purportedly on behalf of a class of shareholders, alleging that the defendants, during the period April 30, 1998 through June 12, 1998, violated various provisions of the federal securities laws in connection with an offering of 2,500,000 shares of the Company's Common Stock. The complaint alleged that the Company's offering documents were materially incomplete, and as a result misleading, and that the purported class members purchased the Company's Common Stock at artificially inflated prices and were damaged thereby. Upon a motion made on behalf of the Company, the Court dismissed the shareholder action, without prejudice, allowing the complaint to be refiled. The shareholder action was subsequently refiled, asserting substantially the same claims as in the prior pleading. The Company again moved to dismiss the complaint. By Opinion and Order dated September 28, 2000, the Court dismissed the action, this time with prejudice, thereby barring plaintiffs from any further amendments to their complaint and directing that the case be closed. Plaintiffs filed a Notice of Appeal to the Third Circuit Court of Appeals and the parties submitted their briefs. Subsequently, the parties notified the Court of Appeals that they had reached an agreement in principle to resolve the outstanding appeal and settle the case upon terms and conditions which require submission to the District Court for approval. Upon application of the parties and in order to facilitate the parties' pursuit of settlement, the Court of Appeals issued an Order dated May 18, 2001 adjourning oral argument on the appeal and remanding the case to the District Court for further proceedings in connection with the proposed settlement.

Subsequent to the parties entering into the settlement agreement, the Company's insurance carrier commenced liquidation proceedings. The insurance carrier informed the Company that in light of the liquidation proceedings, it would no longer fund the settlement. In addition, the value of the insurance policy is in serious doubt. In April 2002, the Company and the insurance carrier for the underwriters offered to proceed with the settlement. Plaintiffs' counsel has accepted the terms of the proposed settlement, amounting to $175,000 for the Company, and the matter must now be approved by the Court and by the shareholders comprising the class. Based on the terms of the proposed settlement, the Company has established reserves for its share of the settlement costs and associated expenses.

In the event settlement is not approved by the Court and by the class, the Company will continue to defend the case vigorously. The amount of alleged damages, if any, cannot be quantified, nor can the outcome of this litigation be predicted. Accordingly, management cannot determine whether the ultimate resolution of this litigation could have a material adverse effect on the Company's financial position and results of operations.

In conjunction with the Company's purchase/lease of its Newark, New York facility in 1998, the Company entered into a payment-in-lieu of tax agreement which provides the Company with real estate tax concessions upon meeting certain conditions. In connection with this agreement, a consulting firm performed a Phase I and II Environmental Site Assessment which revealed the existence of contaminated soil and ground water around one of the buildings. The Company retained an engineering firm which estimated that the cost of remediation should be in the range of $230,000. This cost, however, is merely an estimate and the cost may in fact be much higher. In February, 1998, the Company entered into an agreement with a third party which provides that the Company and this third party will retain an environmental consulting firm to conduct a supplemental Phase II investigation to verify the existence of the contaminants and further delineate the nature of the environmental concern. The third party agreed to reimburse the Company for fifty percent (50%) of the cost of correcting the environmental concern on the Newark property. The Company has fully reserved for its portion of the estimated liability. Test sampling was completed in the spring of 2001, and the engineering report was submitted to the New York State Department of Environmental Conservation (NYSDEC) for review. NYSDEC reviewed the report and, in January 2002, recommended additional testing. The Company responded by submitting a work plan to NYSDEC, which was approved in April 2002. The Company has sought proposals from engineering firms to complete the remedial work contained in the work plan, but it is unknown at this time whether the final cost to remediate will be in the range of the original estimate, given the passage of time. Because this is a voluntary remediation, there is no requirement for the Company to complete the project within any specific time frame. The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved. Furthermore, the Company may face claims resulting in substantial liability which could have a material adverse effect on the Company's business, financial condition and the results of operations in the period in which such claims are resolved.

A retail end-user of a product manufactured by one of Ultralife's customers (the "Customer"), has made a claim against the Customer wherein it is asserted that the Customer's product, which is powered by an Ultralife battery, does not operate according to the Customer's product specification. No claim has been filed against Ultralife. However, in the interest of fostering good customer relations, in September 2002, Ultralife has agreed to lend technical support to the Customer in defense of its claim. Additionally, Ultralife will honor its warranty by replacing any batteries that may be determined to be defective. In the event a claim is filed against Ultralife and it is ultimately determined that Ultralife's product was defective, replacement of batteries to this Customer or end-user may have a material adverse effect on the Company's financial position and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

(a) On December 12, 2002, an Annual Meeting of Shareholders of the Company was held.

(b) At the Annual Meeting, the Shareholders of the Company elected to the Board of Directors all seven nominees for Director with the following votes:

DIRECTOR	FOR	AGAINST
Joseph C. Abeles	11,693,562	22,976
Joseph N. Barrella	11,693,562	22,976
Patricia C. Barron	11,627,262	89,276
Daniel W. Christman	11,627,762	88,776
John D. Kavazanjian	11,693,062	23,476
Carl H. Rosner	11,693,562	22,976
Ranjit C. Singh	11,693,062	23,476

(c) At the Annual Meeting, the Shareholders of the Company voted for the ratification of PricewaterhouseCoopers LLP as independent auditors with the following votes:

FOR	AGAINST	ABSTAIN
11,631,153	48,510	36,875

(d) At the Annual Meeting, the Shareholders of the Company voted to amend the Company's 2000 Stock Option Plan to:

1. Increase the number of shares of the Company's Common Stock available for issuance under that Plan from 500,000 to 1,000,000 shares; and
2. Eliminate any reference to post-termination time periods within which outstanding options can be exercised and provide the Compensation and Management Committee with the discretion to determine the terms of post-termination exercises:

FOR	AGAINST	ABSTAIN
8,067,980	2,274,675	1,373,883

(e) At the Annual Meeting, the Shareholders of the Company voted to authorize the conversion of a $600,000 Convertible Subordinated Debenture issued to Joseph C. Abeles, a director of the Company, on April 23, 2002 to 200,000 shares of the Company's Common Stock with the following votes:

FOR	AGAINST	ABSTAIN
7,775,942	107,821	74,949

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

The Company's Common Stock is included for quotation on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "ULBI."

The following table sets forth the quarterly high and low closing sales prices of the Company's Common Stock during the Company's last two fiscal years and the transition period:

	Sales Prices	
	High	Low
Transition 2002:		
Quarter ended September 28, 2002	$3.60	$2.52
Quarter ended December 31, 2002	3.70	1.74
Fiscal 2002:		
Quarter ended September 30, 2001	$6.50	$4.15
Quarter ended December 31, 2001	5.24	3.55
Quarter ended March 31, 2002	4.55	3.00
Quarter ended June 30, 2002	4.24	2.80
Fiscal 2001:		
Quarter ended September 30, 2000	$13.63	$ 9.81
Quarter ended December 31, 2000	10.19	5.13
Quarter ended March 31, 2001	9.25	5.56
Quarter ended June 30, 2001	5.63	4.88

During the period from January 1, 2003 through February 28, 2003, the high and low closing sales prices of the Company's Common Stock were $4.16 and $3.21, respectively.

Holders

As of February 28, 2003, there were 184 registered holders of record of the Company's Common Stock. Based upon information from the Company's stock transfer agent, management of the Company believes that there are more than 3,100 beneficial holders of the Company's Common Stock.

In July 1999, the Company issued 700,000 shares of its Common Stock to Ultralife Taiwan, Inc. (UTI) in exchange for $8.75 million in cash. Subsequently, in September 1999, the Company contributed $8.75 million in cash to the UTI venture. This cash contribution coupled with the contribution of the Company's technology resulted in approximately a 46% ownership interest in UTI. The transaction was done in conjunction with the UTI agreement that was announced by the Company in December 1998. Subsequently, the Company's interest in UTI has been reduced to 10.6% due to stock issuances to certain UTI employees, subsequent capital raising efforts, and the disposition of a portion of the Company's interest in UTI in October 2002. See also History in Item 1 of this Transition Report.

On July 20, 2001, the Company completed a $6.8 million private placement of 1,090,000 shares of its common stock at $6.25 per share. In conjunction with the offering, warrants to acquire up to 109,000 shares of common stock were granted. The exercise price of the warrants is $6.25 per share and the warrants have a five-year term. The Company relied on the exemption provided by Rule 506 of Regulation D in connection with the unregistered private placement of its common stock in connection with the shares issued pursuant to the Share Purchase Agreement. The Company did not engage in any general solicitation, sold shares only to "accredited investors" and sold shares primarily to purchasers who were existing shareholders of the Company.

On April 23, 2002, the Company closed on a $3.0 million private placement consisting of common equity and a convertible note. Initially, 801,333 shares were issued. The $600,000 convertible note, which accrued interest at 10% per annum, was issued to one of the Company's directors. In December 2002, shareholders voted to approve the conversion of the note into an additional 200,000 shares, and all accrued interest was forgiven. All shares were issued at $3.00 per share.

Dividends

The Company has never declared or paid any cash dividend on its capital stock. The Company intends to retain earnings, if any, to finance future operations and expansion and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as upon other factors that the Board of Directors may deem relevant. Additionally, pursuant to the credit facility between the Company and Congress Financial Corporation (New England), the Company shall not declare or pay any dividends under the covenants specified in the loan agreement.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,516,549	$6.34	487,351
Equity compensation plans not approved by security holders	500,000	$5.19	0
Total	2,016,549	$6.05	487,351

See Note 8 in Notes to Consolidated Financial Statements for additional information.

ITEM 6.

SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Amounts)

	Six Months Ended December 31,		Year Ended June 30,				
	2002	2001	2002	2001	2000	1999	1998
Statement of Operations Data:							
Revenues	$ 15,599	$ 15,075	$ 32,515	$ 24,163	$ 24,514	$ 21,064	$ 16,391
Cost of products sold	14,707	15,735	31,168	27,696	25,512	19,016	14,522
Gross margin	892	(660)	1,347	(3,533)	(998)	2,048	1,869
Research and development expenses	1,106	2,154	4,291	3,424	5,306	5,925	6,651
Selling, general and administrative expenses	3,441	4,213	7,949	8,009	7,385	6,195	5,790
Impairment of long lived assets	-	-	14,318	-	-	-	-
Loss on fires	-	-	-	-	-	(1,288)	(2,697)
Total operating and other expenses	4,547	6,367	26,558	11,433	12,691	10,832	9,744
Interest income, net	(151)	(90)	(291)	166	909	1,456	888
Gain on sale of securities	-	-	-	-	3,147	348	0
Equity (loss)/earnings in UTI	(1,273)	225	(954)	(2,338)	(818)	(80)	0
Gain on sale of UTI stock	1,459	-	-	-	-	-	
Other income (expense), net	508	55	320	(124)	209	(25)	(33)
Loss before income taxes	(3,112)	(6,837)	(26,136)	(17,262)	(10,242)	(7,085)	(7,020)
Income taxes	-	-	-	-	-	-	-
Net loss	$ (3,112)	$ (6,837)	$ (26,136)	$ (17,262)	$ (10,242)	$ (7,085)	$ (7,020)
Net loss per share, basic and diluted	$ (0.24)	$ (0.56)	$ (2.11)	$ (1.55)	$ (0.94)	$ (0.68)	$ (0.84)
Weighted average number of shares outstanding	12,958	12,140	12,407	11,141	10,904	10,485	8,338

	December 31,		June 30,				
	2002	2001	2002	2001	2000	1999	1998
Balance Sheet Data:							
Cash and available-for-sale securities	$ 1,374	$ 2,974	$ 2,219	$ 3,607	$ 18,639	$ 23,556	$ 35,688
Working capital	$ 7,211	$ 6,904	$ 4,950	$ 6,821	$ 22,537	$ 28,435	$ 37,745
Total assets	$ 31,374	$ 51,680	$ 34,321	$ 47,203	$ 64,460	$ 66,420	$ 75,827
Total long-term debt and capital lease obligations	$ 1,987	$ 2,202	$ 103	$ 2,648	$ 3,567	$ 215	$ 197
Stockholders' equity	$ 22,243	$ 42,392	$ 25,422	$ 37,453	$ 54,477	$ 60,400	$ 68,586

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report contains certain forward-looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to management. The statements contained in this Annual Report relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, future demand for the Company's products and services, the successful commercialization of the Company's advanced rechargeable batteries, general economic conditions, government and environmental regulation, competition and customer strategies, technological innovations in the primary and rechargeable battery industries, changes in the Company's business strategy or development plans, capital deployment, business disruptions, including those caused by fires, raw materials supplies, environmental regulations, and other risks and uncertainties, certain of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, estimated or expected. See Risk Factors in Item 7.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this report.

General

Ultralife Batteries, Inc. develops, manufactures and markets a wide range of standard and customized lithium primary (non-rechargeable), lithium ion and lithium polymer rechargeable batteries for use in a wide array of applications. The Company believes that its technologies allow the Company to offer batteries that are flexibly configured, lightweight and generally achieve longer operating time than many competing batteries currently available. The Company has focused on manufacturing a family of lithium primary batteries for military, industrial and consumer applications, which it believes is one of the most comprehensive lines of lithium manganese dioxide primary batteries commercially available. The Company also supplies rechargeable lithium ion and lithium polymer batteries for use in portable electronic applications.

Effective December 31, 2002, the Company changed its fiscal year-end from June 30 to December 31. The financial results presented in this report reflecting the six-month period ended December 31, 2002 are referred to as "Transition 2002". The financial results presented in this report reflecting the full twelve-month fiscal periods that ended June 30 prior to Transition 2002 are referred to as "fiscal" years. For instance, the year ended June 30, 2002 is referred to as "Fiscal 2002", and the year ended June 30, 2001 is referred to as "Fiscal 2001".

For several years, the Company has incurred net operating losses primarily as a result of funding research and development activities and, to a lesser extent, incurring manufacturing and selling, general and administrative costs. During Fiscal 2002, the Company realigned its resources to bring costs more in line with revenues, moving the Company closer to achieving operating cash breakeven and profitability. In addition, the Company refined its rechargeable strategy to allow it to be more effective in the marketplace.

The Company reports its results in four operating segments: Primary Batteries, Rechargeable Batteries, Technology Contracts and Corporate. The Primary Batteries segment includes 9-volt, cylindrical and various other non-rechargeable specialty batteries. The Rechargeable Batteries segment includes the Company's lithium polymer and lithium ion rechargeable batteries. The Technology Contracts segment includes revenues and related costs associated with various government and military development contracts. The Corporate segment consists of all other items that do not specifically relate to the three other segments and are not considered in the performance of the other segments.

Currently, the Company does not experience significant seasonal trends in primary battery revenues and does not have enough sales history on the rechargeable batteries to determine if there is seasonality.

Results of Operations

Six Months Ended December 31, 2002 Compared With the Six Months Ended December 31, 2001

Revenues. Total revenues of the Company increased $524,000 from $15,075,000 for the six months ended December 31, 2001 to $15,599,000 for the six months ended December 31, 2002. Primary battery sales increased $938,000, from $14,294,000 for the six months ended December 31, 2001 to $15,232,000 for the six months ended December 31, 2002. The increase in primary battery sales was primarily due to new shipments of large cylindrical batteries, particularly the Company's UB15390 battery sold to military customers, and an increase in HiRate battery sales due to stronger demand from the U.K. Ministry of Defence. These increases were offset in part by a decline in sales of small cylindrical batteries, mainly related to a fulfillment of orders from military for BA-5368 batteries used for pilot-down radio applications. Rechargeable battery sales were consistent year over year. Technology contract revenues decreased $400,000, from $493,000 to $93,000 due to the scheduled reduction of certain nonrenewable government contracts, which concluded in June 2002.

Cost of Products Sold. Cost of products sold decreased $1,028,000, from $15,735,000 for the six months ended December 31, 2001 to $14,707,000 for the six months ended December 31, 2002. Consolidated cost of products sold as a percentage of total revenue improved from approximately 104% to 94% for the six months ended December 31, 2002. Consolidated gross margins improved from a negative 4% of sales in the six months ended December 31, 2001 to a positive 6% for the same six months in 2002.

In October and November 2001, the Company realigned its resources to address changing market conditions and to better meet customer demand in areas of the business that were growing. A majority of employees affected by this realignment were re-deployed from the Rechargeable segment and support functions into open direct labor positions in the Primary segment, due to the significantly growing demand for primary batteries from the military. Again in February 2002, the Company took further actions to reduce costs in its ongoing effort to improve liquidity and to bring costs more in line with current and near-term anticipated revenues. These cost reductions included employee terminations and salary reductions, discontinuance of certain employee benefits and other cost savings initiatives in general and administrative areas. Approximately one-half of these cost savings reduced cost of products sold, with the other half reducing R&D and selling, general and administrative costs. Severance costs associated with these actions were incurred in the period of the force reductions, although they were not material. In total, these actions generated total cost savings of more than $2,000,000 per quarter from the expense run rate that the Company experienced during its September 2002 quarter.

In the Primary battery segment, the cost of batteries sold increased $1,305,000, from $12,376,000 in the six months ended December 31, 2001 to $13,681,000 in the same six month period in 2002, mainly related to increased sales volume. As a percent of total primary battery sales, cost of primary products sold rose from 87% for the six months ended December 31, 2001 to 90% for the year ended June 30, 2002. The corresponding decline in primary gross margins from 13% in 2001 to 10% in 2002 resulted from lower sales of small cylindrical batteries, and start-up costs for the large cylindrical battery business, offset in part by higher margins in 9-volt batteries due mainly to improving manufacturing efficiencies.

In the Rechargeable battery segment, the cost of products sold decreased $1,914,000 in the six months ended December 31, 2002 from $2,917,000 in the six months ended December 31, 2001 to $1,003,000 in the same six-month period in 2002. In general, the decrease in costs from 2001 to 2002 primarily resulted from the implementation of cost savings initiatives referred to previously, as well as lower depreciation charges related to a $14.3 million writedown of rechargeable fixed assets that the Company recorded in June 2002.

Technology contracts cost of sales decreased $418,000, or approximately 95%, from $442,000 for the six months ended December 31, 2001 to $24,000 for the six months ended December 31, 2002, in line with the decrease in revenues. Technology contracts cost of sales as a percentage of revenue was 90% for that six-month period, consistent with the prior year.

Operating and Other Expenses. Total operating and other expenses decreased $1,820,000 from $6,367,000 for the six months ended December 31, 2001 to $4,547,000 for the six months ended December 31, 2002 mainly as a result of cost savings initiatives implemented in late 2001 and early 2002. Operating and other expenses as a percentage of revenue improved from 42% for the six months ended December 31, 2001 to 29% for the same six-month period in 2002. Research and development costs decreased $1,048,000, or 49% from $2,154,000 for the six months ended December 31, 2001 to $1,106,000 for the same six months in 2002. This decrease was mainly due to the cost savings initiatives and lower depreciation charges resulting from the write-down of rechargeable equipment in June 2002. During the upcoming year ending December 31, 2003, the Company anticipates that R&D costs overall will remain relatively consistent with the quarterly levels realized during the latter half of calendar 2002, as the reduction in rechargeable development efforts has been partially replaced with new primary battery development for military and commercial applications.

Selling, general and administration expenses decreased $772,000, or 18%, from $4,213,000 for the six months ended December 31, 2001 to $3,441,000 for the six months ended December 31, 2002. Selling and marketing expenses declined $466,000 from the six-month period in 2001 over 2002 as a result of a more targeted sales coverage strategy using fewer resources and lower marketing and advertising costs. General and administrative expenses declined $305,000 mainly due to lower executive severance costs and cost savings actions that reduced personnel and other related expenses.

Other Income (Expense). Interest income decreased $67,000 from $107,000 for the six months ended December 31, 2001 to $40,000 for the same six months in 2002. This decrease is mainly the result of lower average balances of cash and investment securities, as well as lower interest rates. Interest expense decreased $18,000 from $197,000 in 2001 to $179,000 in 2002 as a result of lower average balances of debt. Equity loss in UTI was $1,273,000 in the six month period ended December 31, 2002 compared with equity earnings of $225,000 in the same period in 2001. This change resulted mainly from higher reported operating losses at UTI. Miscellaneous income (expense) increased from income of $55,000 in the six months ended December 31, 2001 to income of $508,000 in the six months ended December 31, 2002, primarily as a result of unrealized gains on foreign currency transactions due mainly to the strengthening of the U.K. pounds sterling relative to the U.S. dollar.

In October 2002, the Company sold a portion of its equity investment in Ultralife Taiwan, Inc. (UTI), reducing its ownership interest from approximately 30% to approximately 10.6%. In exchange, the Company received total consideration of $2.4 million in cash and the return of 700,000 shares of Ultralife common stock. As a result of this transaction, the Company recorded a gain on the disposition of its UTI investment of $1,459,000.

Net Losses. The consolidated net loss for the six months ended December 31, 2002 was $3,112,000, or $0.24 per share compared with a loss of $6,837,000, or $0.56 per share, for the six months ended December 31, 2001, primarily as a result of the reasons described above.

Fiscal Year Ended June 30, 2002 Compared With the Fiscal Year Ended June 30, 2001

Revenues. Total revenues of the Company increased $8,352,000 from $24,163,000 for the year ended June 30, 2001 to $32,515,000 for the year ended June 30, 2002. Primary battery sales increased $9,229,000, from $22,105,000 for the year ended June 30, 2001 to $31,334,000 for the year ended June 30, 2002. The increase in primary battery sales was primarily due to growth in cylindrical battery sales, particularly to military customers, and higher 9-volt battery sales. Rechargeable battery sales increased modestly from $370,000 for the year ended June 30, 2001 to $445,000 for the year ended June 30, 2002, as the Company broadened its strategy in the latter portion of fiscal 2002 from simply selling polymer batteries it manufactures to selling a rechargeable "solution" that encompasses sourcing cells from other lithium battery manufacturers and assembling them to meet customer needs. Technology contract revenues decreased $952,000, from $1,688,000 to $736,000 due to the scheduled reduction of certain nonrenewable government contracts, which concluded in fiscal 2002.

Cost of Products Sold. Cost of products sold increased $3,472,000, from $27,696,000 for the year ended June 30, 2001 to $31,168,000 for the year ended June 30, 2002. Consolidated cost of products sold as a percentage of total revenue improved from approximately 115% to 96% for the year ended June 30, 2002. Consolidated gross margins improved from a negative 15% in fiscal 2001 of sales to a positive 4% in fiscal 2002.

In October and November 2001, the Company realigned its resources to address changing market conditions and to better meet customer demand in areas of the business that were growing. A majority of employees affected by this realignment were re-deployed from the Rechargeable segment and support functions into open direct labor positions in the Primary segment, due to the significantly growing demand for primary batteries from the military. Again in February 2002, the Company took further actions to reduce costs in its ongoing effort to improve liquidity and to bring costs more in line with current and near-term anticipated revenues. These cost reductions included employee terminations and salary reductions, discontinuance of certain employee benefits and other cost savings initiatives in general and administrative areas. Overall, the Company reduced its workforce by more than 20% during the year. Approximately one-half of these cost savings reduced cost of products sold, with the other half reducing R&D and selling, general and administrative costs. Severance costs associated with these actions were incurred in the period of the force reductions, although they were not material. In total, the actions taken during fiscal 2002 generated total cost savings of more than $2,000,000 per quarter from the expense run rate that the Company experienced during its first quarter of fiscal 2002.

In the Primary battery segment, the cost of batteries sold increased $5,318,000, from $21,094,000 in 2001 to $26,412,000 in 2002, mainly related to increased sales volume. As a percent of total primary battery sales, cost of primary products sold improved from 95% for the year ended June 30, 2001 to 84% for the year ended June 30, 2002, reflecting improved manufacturing efficiencies related to higher volumes and the impact from certain of the cost savings initiatives referred to above, as well as the ongoing positive effects from the implementation of lean manufacturing disciplines.

In the Rechargeable battery segment, the cost of products sold decreased $972,000 in fiscal 2002 from $5,065,000 in fiscal 2001 to $4,093,000 in 2002. During fiscal 2001, in anticipation of significant increases in rechargeable sales volume, the Company added resources to prepare for this expected growth. As economic conditions changed during fiscal 2002, the Company reacted and reduced its resources accordingly by realigning its resources and reducing manpower as described above. In general, the decrease in costs from 2001 to 2002 primarily resulted from the cost savings initiatives that were implemented during the year.

Technology contracts cost of sales decreased $874,000, or approximately 57%, from $1,537,000 for the year ended June 30, 2001 to $663,000 for the year ended June 30, 2002, in line with the decrease in revenues. Technology contracts cost of sales as a percentage of revenue was 10% in 2002, consistent with the prior year.

Operating and Other Expenses. In June 2002, the Company recorded a fixed asset impairment charge of $14,318,000. This impairment charge related to a writedown of long-lived assets in the Company's rechargeable production operations, reflecting a change in the Company's strategy. Changes in external economic conditions culminated in June 2002, reflecting a slowdown in the mobile electronics marketplace and a realization that near-term business opportunities utilizing the high volume rechargeable production equipment had dissipated. These changes caused the Company to shift away from high volume polymer rechargeable battery production to higher value, lower volume opportunities. The Company's redefined strategy eliminates the need for its high volume production line that had been built mainly to manufacture Nokia cell phone replacement batteries. The new strategy is a three-pronged approach. First, the Company will manufacture in-house for the higher value, lower volume polymer rechargeable opportunities. Second, the Company will utilize its affiliate in Taiwan, Ultralife Taiwan, Inc., as a source for both polymer and liquid lithium cells. Third, the Company will look to other rechargeable cell manufacturers as sources for cells that the Company can then assemble into completed battery packs. In the future, the impairment of the rechargeable fixed assets will result in lower depreciation charges of approximately $1,800,000 per year.

Total operating and other expenses increased $15,125,000 from $11,433,000 for the year ended June 30, 2001 to $26,558,000 for the year ended June 30, 2002. Excluding the impairment charge, operating and other expenses increased $807,000, from $11,433,000 in 2001 to $12,240,000 in 2002, mainly as a result of higher research and development expenses. Operating and other expenses as a percentage of revenue, excluding the impairment charge, improved from 47% for the year ended June 30, 2001 to 38% for the year ended June 30, 2002. Research and development costs increased $867,000, or 25% from $3,424,000 for the year ended June 30, 2001 to $4,291,000 for the year ended June 30, 2002. This increase was mainly due to higher costs related to the development of new cylindrical batteries for the military applications, as the Company focused more extensively on this significant market opportunity. R&D expenditures related to rechargeable battery development diminished during the year as a result of the cost savings actions discussed previously. The Company anticipates that R&D costs overall will decline significantly in fiscal 2003 as compared with 2002 due to the sizeable reduction in rechargeable development efforts and the expected near-term transition of the new cylindrical battery development to manufacturing during fiscal 2003.

Selling, general and administration expenses decreased $60,000, approximately 1%, from $8,009,000 for the year ended June 30, 2001 to $7,949,000 for the year ended June 30, 2002, even though revenues rose 35%. Selling and marketing expenses declined $404,000 from fiscal 2001 to fiscal 2002 as a result of a more targeted sales coverage strategy using fewer resources and lower marketing and advertising costs. General and administrative expenses, on the other hand, rose $344,000 as a result of higher insurance expenses and certain severance costs pertaining to an executive employment agreement incurred in conjunction with the Company's resource realignment during the second fiscal quarter.

Other Income (Expense). Interest income decreased $611,000 from $702,000 for the year ended June 30, 2001 to $91,000 for the year ended June 30, 2002. This decrease is mainly the result of lower average balances of cash and investment securities, as well as lower interest rates. Interest expense decreased $154,000 from $536,000 in 2001 to $382,000 in 2002 as a result of lower average balances of debt. Equity loss in UTI was $954,000 (as restated – refer to Note 2 to the consolidated financial statements) in Fiscal 2002 compared with a loss of $2,338,000 in Fiscal 2001. The Fiscal 2002 results included a $1,096,000 favorable adjustment recorded in July 2001 to correct cumulative net gains pertaining to the manner in which the Company accounted for this equity investment in Fiscal 2001 and Fiscal 2000. The Company determined that this cumulative adjustment was not significant enough to warrant a restatement for those periods. Miscellaneous income (expense) changed from an expense of $124,000 in 2001 to income of $320,000 in 2002, primarily as a result of unrealized gains on foreign currency transactions due mainly to the strengthening of the U.K. pounds sterling relative to the U.S. dollar.

Net Losses. The consolidated net loss for the year ended June 30, 2002 was $26,136,000, or $2.11 per share. Excluding the $14,318,000 impairment charge for long-lived assets, the consolidated net loss improved $5,444,000 from a loss of $17,262,000, or $1.55 per share, for the year ended June 30, 2001 to a loss of $11,818,000, or $0.95 per share, for the year ended June 30, 2002, primarily as a result of the reasons described above.

Fiscal Year Ended June 30, 2001 Compared With the Fiscal Year Ended June 30, 2000

Revenues. Total revenues of the Company decreased $351,000 from $24,514,000 for the year ended June 30, 2000 to $24,163,000 for the year ended June 30, 2001. Primary battery sales increased $265,000 from $21,840,000 for the year ended June 30, 2000 to $22,105,000 for the year ended June 30, 2001. The increase in primary battery sales was primarily due to the introduction of new cylindrical products in fiscal 2001 and an increase in 9-volt battery shipments related to higher demand. These increases were offset by a decline in sales from the UK subsidiary due to the delay in renewing a government contract. Rechargeable battery sales increased $345,000 from $25,000 for the year ended June 30, 2000 to $370,000 for the year ended June 30, 2001, mainly as a result of the commercial launch of the Company's polymer batteries in June 2000 and shipments of retail and custom-sized batteries. Technology contract revenues decreased $961,000, from $2,649,000 to $1,688,000 due to the scheduled reduction of certain nonrenewable government contracts. The Company expects revenues from technology contracts to continue to decline in fiscal 2002.

Cost of Products Sold. Cost of products sold increased $2,184,000 from $25,512,000 for the year ended June 30, 2000 to $27,696,000 for the year ended June 30, 2001. Cost of products sold as a percentage of revenue increased from approximately 104% to 115% for the year ended June 30, 2001. Cost of primary batteries sold decreased $1,990,000 from $23,084,000, or 106% of revenues, for the year ended June 30, 2000 to $21,094,000, or 95% of revenues, for the year ended June 30, 2001. The decrease in cost of primary batteries sold as a percentage of revenues was principally the result of improvements in the manufacturing process due to the implementation of lean manufacturing practices. To date, lean manufacturing practices in the primary battery segment have resulted in the reduction of inventory, quicker manufacturing throughput times and improvements in operating efficiencies throughout the Company. In fiscal 2001, the improvements in gross margins in the primary segment were offset by losses in the rechargeable segment. Rechargeable battery cost of products sold increased $5,040,000 in fiscal 2001 due to the launch of commercial production of polymer rechargeable batteries in June 2000, which resulted in initial expenditures necessary to start production of the polymer cells, including approximately $2,000,000 in additional depreciation for the year, as equipment was placed in service. Prior to commencing production of polymer cells, most of these costs, including engineering, were charged to research and development. Technology contracts cost of sales decreased $866,000, or approximately 36%, from $2,403,000 for the year ended June 30, 2000 to $1,537,000 for the year ended June 30, 2001. Technology contracts cost of sales as a percentage of revenue was consistent year over year.

Operating and Other Expenses. Operating and other expenses decreased $1,258,000 from $12,691,000 for the year ended June 30, 2000 to $11,433,000 for the year ended June 30, 2001. Operating and other expenses as a percentage of revenue decreased from approximately 52% to 47% for the year ended June 30, 2001. Of the Company's operating and other expenses, research and development expenses decreased $1,882,000, or 36% from $5,306,000 for the year ended June 30, 2000 to $3,424,000 for the year ended June 30, 2001. Research and development expenses decreased due to the commercial launch of polymer rechargeable in June 2000, which shifted costs to cost of sales. Selling, general and administration expenses increased $624,000, approximately 8%, from $7,385,000 for the year ended June 30, 2000 to $8,009,000 for the year ended June 30, 2001. Selling and marketing expenses increased as a result of new sales people added to significantly enhance the Company's overall market coverage.

Other Income (Expense). Net interest income decreased $743,000 from $909,000 for the year ended June 30, 2000 to $166,000 for the year ended June 30, 2001. The decrease in interest income is the result of lower average balances on cash and investment securities that were used for operations. The equity loss of $2,338,000 in Fiscal 2001 and $818,000 in Fiscal 2000 resulted from the Company's ownership interest in its venture in Taiwan. The increase in the equity loss includes compensation expense related to a stock distribution to UTI employees totaling $2,500,000. The Company recognized approximately $900,000 equity loss for the transaction representing its share of the total UTI expense. The gain on sale of securities of $3,147,000 in fiscal 2000 resulted from the sale of the Company's investment in Intermagnetics General Corporation common shares. No similar sale of securities occurred in 2001.

Net Losses. Net losses increased $7,020,000, or approximately 69%, from $10,242,000, or $0.94 per share, for the year ended June 30, 2000 to $17,262,000, or $1.55 per share, for the year ended June 30, 2001, primarily as a result of the reasons described above.

Liquidity and Capital Resources

As of December 31, 2002, cash equivalents and available for sale securities totaled $1,324,000, excluding restricted cash of $50,000. During the six months ended December 31, 2002, the Company used $3,111,000 of cash in operating activities as compared to $5,534,000 for the six months ended December 31, 2001. Cash used in operations in the six months ended December 31, 2002 was mainly the result of the Company's operating loss, net of non-cash items such as depreciation. Also during the six months ended December 31, 2002, inventories rose $1,180,000 due to the increased production activity for the recent military orders. Compared with the six months ended December 31, 2001, cash used in operations declined $2,423,000 primarily as a result of decreasing operating losses net of depreciation. In the six months ended December 31, 2002, the Company used $341,000 to purchase plant, property and equipment, a significant decrease from the $1,538,000 expended in the same period a year ago.

Months cost of sales in inventory at December 31, 2002 was 1.9 months as compared to 2.3 months at December 31, 2001. This metric is indicative of the Company's continuing focus to improve purchasing procedures and inventory controls. The Company's Days Sales Outstanding (DSOs) was an average of 58 days for the last six months of 2002, compared with an average of 54 days for the same six-month period in 2001. This modest slowdown in collections is mainly attributable to general economic conditions, as well as increased business with non-U.S. customers who typically have more favorable payment terms and take longer to pay than the U.S. customers.

At December 31, 2002, the Company had a capital lease obligation outstanding of $103,000 for the Company's Newark, New York offices and manufacturing facilities.

As of December 31, 2002, the Company had made commitments to purchase approximately $881,000 of production machinery and equipment.

In June 2000, the Company entered into a 3-year, $20,000,000 secured credit facility with a lending institution. The financing agreement consisted of an initial $12,000,000 term loan component and a revolving credit facility component for an initial $8,000,000 based on eligible net accounts receivable (as defined) and eligible net inventory (as defined). The amount available under the term loan component amortizes over time. Principal and interest are paid monthly on outstanding amounts borrowed. Initially, $4,000,000 was borrowed under the term loan component in June 2000, and this amount is being repaid over a five-year period. Debt issue costs amounting to $198,000 were incurred in connection with the initiation of the agreement and are being amortized over the term of the loan.

In December 2000 and June 2001, the Company and its commercial lender agreed to revise downward the adjusted net worth covenant to better reflect the Company's equity position at that particular time. In October 2001, this lending institution informed the Company that its borrowing availability under its $20,000,000 credit facility had been effectively reduced to zero as a result of a recent appraisal of its fixed assets. In February 2002, the Company and its primary lending institution amended the credit facility. The amended facility was reduced to a total of $15,000,000, mainly due to the reduction in the appraised valuation of fixed assets that limited the borrowing capacity under the term loan component, as well as to minimize the cost of unused line fees. Certain definitions were also revised which increased the Company's available borrowing base. In addition, the minimum net worth covenant was effectively reduced to approximately $19,200,000 after adjustments for fixed asset impairment charges. At December 31, 2002, the Company was in compliance with this covenant. The term loan component was revised to an initial $2,733,000 based on the valuation of the Company's fixed assets (of which $2,066,000 was outstanding on the term loan at December 31, 2002). The Company has no additional borrowing capacity on the term loan component above the current amount outstanding. The principal associated with the term loan is continuing to be repaid over a 5-year amortization period from the initial date of the credit facility in June 2000. The revolving credit component of the overall credit facility comprises the remainder of the total potential borrowing capacity. There was no balance outstanding on the revolving credit facility as of December 31, 2002. As of December 31, 2002, the credit facility was scheduled to expire in June 2003. On March 25, 2003, the Company amended its credit facility with its primary lending bank, extending the agreement to June 30, 2004, and obtaining additional borrowing flexibility. As a result, the Company has classified the portion of this debt that is due and payable beyond one year as a long-term liability on the December 31, 2002 Consolidated Balance Sheet. (See Notes 6 and 14 for additional information.)

The loans bear interest at prime-based or LIBOR-based rates, at the discretion of the Company, depending on outstanding cash balances. At December 31, 2002, the rate was 5.75%. The Company also pays a facility fee on the unused portion of the commitment. The loan is secured by substantially all of the Company's assets and the Company is precluded from paying dividends under the terms of the agreement. The total amount available under the term loan component is reduced by outstanding letters of credit. The Company had $3,800,000 outstanding on a letter of credit as of December 31, 2002, supporting the Company's $4,000,000 equipment lease. The Company's additional borrowing capacity under the revolver component of the credit facility as of December 31, 2002 was approximately $1,300,000.

In March 2001, the Company initiated a $2,000,000 operating lease line of credit with a third party leasing agency. Under this arrangement, the Company had various options to acquire manufacturing equipment, including sales / leaseback transactions and operating leases. In October 2001, the Company expanded its leasing arrangement with a third party leasing agency. The revision increased the amount of the lease line from $2,000,000 to $4,000,000. The increase in the line was used to fund capital expansion plans for manufacturing equipment that has allowed increased capacity within the Company's Primary business unit. The lease line had been fully utilized as of June 30, 2002. The Company's quarterly lease payment is approximately $226,000, and the lease expires in July 2007. In conjunction with this lease, the Company was initially required to maintain a $3,800,000 letter of credit, and the amount required decreases periodically over the term of the lease. The letter of credit was issued by the Company's primary lending institution, which diminishes the Company's overall borrowing availability under the revolver component of the overall credit facility. The Company has explored alternatives to collateralize this letter of credit in order to alleviate this restriction. There can be no assurance that the Company will be successful in this pursuit.

The Company is optimistic about its future prospects and growth potential. However, the recent rapid growth of the business has created a near-term need for certain machinery, equipment and working capital in order to enhance capacity and build product to meet demand. The Company continues to explore other sources of capital, including utilizing its unleveraged assets as collateral for additional borrowing capacity, issuing debt and raising equity through a private or public offering. Although it is evaluating these alternatives, the Company believes it has the ability over the next 12 months to finance its operations primarily through internally generated funds, or through the use of additional financing that currently is available to the Company.

During the Fiscal 2002, the Company raised capital through two private equity transactions. First, in July 2001, the Company completed a $6,800,000 private placement of 1,090,000 shares of its common stock at $6.25 per share. In conjunction with the offering, warrants to acquire up to 109,000 shares of common stock were granted. The exercise price of the warrants is $6.25 per share and the warrants have a five-year term. The second transaction occurred in April 2002, when the Company closed on a $3,000,000 private placement consisting of common equity and a $600,000 convertible note. Initially, 801,333 shares were issued. The note, which was issued to one of the Company's directors, converted into 200,000 shares of common stock upon shareholder approval at the December 2002 Annual Meeting.

As described in Part I, Item 3, "Legal Proceedings", the Company is involved in certain environmental matters with respect to its facility in Newark, New York. Although the Company has reserved for expenses related to this, there can be no assurance that this will be the maximum amount. The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved.

The Company typically offers warranties against any defects due to product malfunction or workmanship for a period up to one year from the date of purchase. The Company also offers a 10-year warranty on its 9-volt batteries that are used in ionization-type smoke detector applications. The Company provides for a reserve for this potential warranty expense, which is based on an analysis of historical warranty issues. There is no assurance that future warranty claims will be consistent with past history, and in the event the Company's experiences a significant increase in warranty claims, there is no assurance that the Company's reserves are sufficient. This could have a material adverse effect on the Company's business, financial condition and results of operations.

Outlook

Looking ahead for the full calendar year of 2003, the Company is optimistic about its sales prospects and the status of the manufacturing operations. At this time, the Company expects revenues to reach at least $50 million, more than a 50% increase over the comparable 12 months in the period ended December 31, 2002. The Company is projecting growth in all major product areas within its business – 9-volt, cylindrical and rechargeable. The most significant growth is expected to be driven by growing demand from the U.S. and U.K. military organizations, where orders for new business began in late 2002 and early 2003. The results in each of the quarters, however, can be subject to significant fluctuations as the timing of customer orders is not easily predictable. In particular, 9-volt revenues are dependent upon continued demand from the Company's customers, some of which are dependent upon retail sell-through. Similarly, revenues from sales of cylindrical products, primarily to military customers, are dependent upon a variety of factors, including the timing of the battery solicitation process within the military, the Company's ability to successfully win contract awards, successful qualification of the Company's products in the applicable military applications, and the timing of order releases against such contracts. Some of these factors are outside of the Company's direct control.

For instance, in June 2002, the Company was awarded the top award, 60%, of the U.S. Army's Next Gen II 5-year procurement of Small Cylindrical Batteries. Orders on this contract, though, have yet to begin, and it is difficult to determine when such orders may start. In July 2002, the Company also submitted a proposal on the Large Cylindrical Battery procurement under the Next Gen II procurement, and an award by the Army is still pending. The Large Rectangular Battery solicitation for bids has yet to be issued by the U.S. Army. It is difficult to determine at this time when the U.S. Army will issue the solicitations or make any award decisions. While the Company is optimistic about its chances of winning a substantial portion of the contracts with this program, the ultimate outcome is uncertain. This solicitation process is significantly behind the original schedule mainly as a result of the U.S. government's diversion relating to the terrorist attacks on September 11, 2001. A significant portion of the Company's growth projections is dependent upon its success and participation in this Next Gen II program.

In light of the delays in the Next Gen II procurement process, however, the Company has recently been awarded other significant contracts with the U.S. Army. In particular, in December 2002, the Company announced that it was awarded $14,400,000 of orders for UBI5390 batteries that the U.S. Army uses for various communications devices, to be delivered from February 2003 through July 2003. In March 2003, the Company announced that it had received orders for more than $3,300,000 from the U.K. Ministry of Defence for batteries shipments to be completed over the next three to four months.

The Company has a fairly substantial fixed cost infrastructure to support its overall operations. Increasing volumes of sales and production will generate favorable returns to scale in the range of 30% to 50%. Conversely, decreasing volumes will result in the opposite effect. During Fiscal 2002, the Company was able to significantly reduce costs through various cost savings actions, moving it closer to its cash generation and profitability targets. As the Company continues to grow and leverage this infrastructure, it believes that sustainable profitability can be achieved. The Company believes that quarterly revenues in the range of $9,500,000 will allow it to achieve operating cash breakeven, depending on the Company's overall product mix. The Company also believes that quarterly revenues in the range of $11,000,000 to $12,000,000, depending on mix, should allow the Company to be able to report a profit.

Due to the strong order volume that it has experienced recently across all product lines, the Company expects to set a new quarterly revenue record in the March 2003 quarter, in the range of $12,000,000. While the demand from military customers has increased significantly and is a primary factor for the Company's rapid growth, its 9-volt and high rate businesses are also showing strong growth. Although its rechargeable revenues remain modest, the Company continues to be optimistic about the contribution that this business segment can make to the Company. For the full calendar year of 2003, the Company believes that its goal of breaking $50,000,000 in revenue, a 50% increase over the $33,000,000 reported for the twelve-month period ended December 31, 2002, is clearly achievable. The Company also believes that it will be generating operating cash and will be profitable in each of the four quarters in calendar 2003.

As a result of the cost savings actions taken during Fiscal 2002 that significantly impacted the Rechargeable segment and the associated development efforts in this area, research and development costs will continue to be less than in previous years. Going forward throughout 2003, the Company plans to continue its recent successful efforts related to new cylindrical battery development for applications that initially have a military focus, but often have sizeable commercial applications as well. As such, the Company expects that its costs related to research and development will remain in approximately the same quarterly range as what the Company experienced during Transition 2002.

While the Company continues to monitor its operating costs very tightly, it expects that its selling, general and administrative costs may increase modestly over the level achieved in Transition 2002 on an annualized basis, mainly due to general cost increases.

As a result of the recent order activity in all areas of the business, most notably from the rapid demand from the U.S. military, the Company has made certain commitments to purchase certain machinery and equipment to ensure that production bottlenecks are minimized and to increase overall capacity. Compared to the expenditures made in Transition 2002, the Company expects that spending for capital projects will increase somewhat in calendar 2003. The Company carefully evaluates its projects and will only make capital investments when necessary and when there is typically a very quick payback.

The Company continually explores its financing alternatives, including utilizing its unleveraged assets as collateral for additional borrowing capacity, refinancing current debt or issuing new debt, and raising equity through a private or public offering. In March 2003, the Company completed a short-term financing to help it meet certain working capital needs as the Company was growing rapidly. The 90-day, $500,000 note, which accrues interest at 7.5% per annum, can be converted into 125,000 shares of common stock at $4.00 per share, at the option of the note holder. If the Company were to default on this obligation, the note would instead convert into 250,000 shares of common stock at $2.00 per share. In addition, the Company amended its credit facility with its primary lending bank, extending the agreement to June 30, 2004, and obtaining additional borrowing flexibility. Although the Company is confident that it will be successful in continuing to arrange adequate financing to support its growth, there can be no assurance that the Company will be able to do so. Therefore, this could have a material adverse effect on the Company's business, financial position and results of operations.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect amounts reported therein. The estimates that require management's most difficult, subjective or complex judgments are described below.

Revenue recognition:

Battery Sales – Revenues from the sale of batteries are recognized when products are shipped. A provision is made at that time for warranty costs expected to be incurred.

Technology Contracts – The Company recognizes revenue using the percentage of completion method based on the relationship of costs incurred to date to the total estimated cost to complete the contract. Elements of cost include direct material, labor and overhead. If a loss on a contract is estimated, the full amount of the loss is recognized immediately. The Company allocates costs to all technology contracts based upon actual costs incurred including an allocation of certain research and development costs incurred. Under certain research and development arrangements with the U.S. Government, the Company may be required to transfer technology developed to the U.S. Government. The Company has accounted for the contracts in accordance with SFAS No. 68, "Research and Development Arrangements". The Company, where appropriate, has recognized a liability for amounts that may be repaid to third parties, or for revenue deferred until expenditures have been incurred.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition in Financial Statements". This guidance summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This staff bulletin had no significant impact on the Company's revenue recognition policy or results of operations.

Warranties:

The Company maintains provisions related to normal warranty claims by customers. The Company evaluates these reserves monthly based on actual experience with warranty claims to date.

Impairment of Long-Lived Assets:

The Company regularly assesses all of its long-lived assets for impairment when events or circumstances indicate their carrying amounts may not be recoverable. This is accomplished by comparing the expected undiscounted future cash flows of the assets with the respective carrying amount as of the date of assessment. Should aggregate future cash flows be less than the carrying value, a write-down would be required, measured as the difference between the carrying value and the fair value of the asset. Fair value is estimated either through independent valuation or as the present value of expected discounted future cash flows. If the expected undiscounted future cash flows exceed the respective carrying amount as of the date of assessment, no impairment is recognized.

Environmental Issues:

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate, in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

Investments in Affiliates:

The Company reviews the appropriateness of the carrying value of its investments in affiliates. Typically, investments in which the Company holds a greater than 50% interest are recorded by the Company on a consolidated basis of accounting, investments in which the Company hold between 20% and 50% are accounted for using the equity method of accounting, and investments in which the Company holds less than a 20% interest are recorded using the cost method.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others Indebtedness." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The only material guarantees that the Company has in accordance with FASB Interpretation No. 45 are product warranties. All such guarantees have been appropriately recorded in the financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 does not permit the use of the original SFAS No. 123 prospective method of transition for changes to the fair value based method made in fiscal years after December 15, 2003. The Company currently applies the intrinsic value method and has no plans to convert to the fair value method.

In December 2002, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." This Interpretation requires companies to reevaluate their accounting for certain investments in "variable interest entities." A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Variable interest entities are to be consolidated if the Company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The disclosure requirements of this Interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements of this Interpretation are effective for all periods beginning after June 15, 2003. The Company has no investments in variable interest entities.

Risk Factors

Dependence on Continued Demand for the Company's Existing Products

A substantial portion of the Company's business depends on the continued demand for products sold by OEMs using the Company's batteries. Therefore, the Company's success depends significantly upon the success of the OEMs' products in the marketplace. The Company is subject to many risks beyond its control that influence the success or failure of a particular product manufactured by an OEM, including: competition faced by the OEM in its particular industry, market acceptance of the OEM's product, the engineering, sales, marketing and management capabilities of the OEM, technical challenges unrelated to the Company's technology or products faced by the OEM in developing its products, and the financial and other resources of the OEM.

For instance, in the fiscal year ended June 30, 2002, 59% of the Company's revenues were comprised of sales of its 9-volt batteries, and of this, approximately 30% pertained to sales to smoke alarm OEMs in the U.S. In the six-month period ended December 31, 2002, 56% of the Company's revenues were comprised of sales of its 9-volt batteries, and of this, approximately 14% pertained to sales to smoke alarm OEMs in the U.S. If the retail demand for long-life smoke detectors decreases significantly, this could have a material adverse effect on the Company's business, financial condition and results of operations.

Similarly, in the fiscal year ended June 30, 2002, 19% of the Company's revenues were comprised of sales of U.S. cylindrical batteries, and of this, approximately 62% pertained to sales made directly or indirectly to the U.S. military. In the six-month period ended December 31, 2002, 20% of the Company's revenues were comprised of sales of U.S. cylindrical batteries, and of this, approximately 90% pertained to sales made directly or indirectly to the U.S. military. If the demand for cylindrical batteries from the U.S. military were to decrease significantly, this could have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainty of the Company's Rechargeable Battery Business

Although the Company is in production of certain rechargeable cells and batteries, it has not achieved wide market acceptance. The Company cannot assure that volume acceptance of its rechargeable products will occur due to the highly competitive nature of the business. There are many new company and technology entrants into the marketplace, and the Company must continually reassess the market segments in which its products can be successful and seek to engage customers in these segments that will adopt the Company's products for use in their products. In addition, these companies must be successful with their products in their markets for the Company to gain increased business. Increased competition, failure to gain customer acceptance of products or failure of the Company's customers in their markets could have a further adverse effect on the Company's rechargeable battery business.

Risks Relating to Growth and Expansion

Rapid growth of the Company's battery business could significantly strain management, operations and technical resources. If the Company is successful in obtaining rapid market growth of its batteries, the Company will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. For example, the large orders recently received from the U.S. and U.K. military for the Company's cylindrical products are straining the current capacity capabilities of the Company and require additional equipment and time to build a sufficient support infrastructure. This demand also creates working capital issues for the Company, as it needs increased liquidity to fund purchases of raw materials and supplies. The Company cannot assure, however, that business will rapidly grow or that its efforts to expand manufacturing and quality control activities will be successful or that the Company will be able to satisfy commercial scale production requirements on a timely and cost-effective basis. The Company will also be required to continue to improve its operations, management and financial systems and controls. The failure to manage growth effectively could have an adverse effect on the Company's business, financial condition and results of operations.

Dependence on U.S. and U.K. Military Procurement of Batteries

The Company will continue to develop both primary and rechargeable battery products to meet the needs of the U.S. and U.K. military forces. The Company believes it has a high probability for success in solicitations for these batteries. Any delay of solicitations by, or future failure of, the U.S. or the U.K. governments to purchase batteries manufactured by the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Competition and Technological Obsolescence

The Company also competes with large and small manufacturers of alkaline, carbon-zinc, seawater, high rate and primary batteries as well as other manufacturers of lithium batteries. The Company cannot assure that it will successfully compete with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources.

The market for the Company's products is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Although the Company believes that its batteries, particularly the 9-volt and advanced rechargeable batteries, are comprised of state-of-the-art technology, there can be no assurance that competitors will not develop technologies or products that would render the Company's technology and products obsolete or less marketable.

Primary Batteries - The primary (non-rechargeable) battery industry is characterized by intense competition with a number of companies offering or seeking to develop products similar to the Company's. The Company is subject to competition from manufacturers of primary batteries, such as carbon-zinc, alkaline and lithium batteries in various configurations, including 9-volt, AAA, AA, C, D, 2/3 A and other cell sizes. Manufacturers of primary batteries include The Gillette Company (Duracell), Energizer Holdings, Inc., Rayovac Corp., Sanyo Electric Co. Ltd., Sony Corp., and Matsushita Electric Industrial Co., Ltd. (Panasonic). Manufacturers of specialty lithium batteries include Saft, Eagle Picher Industries and Friwo Silberkraft GmbH.

Many of these companies have substantially greater resources than the Company, and some have the capacity and volume of business to be able to produce their products more efficiently than the Company at the present time. In addition, these companies are developing batteries using a variety of battery technologies and chemistries that are expected to compete with the Company's technology. If these companies successfully market their batteries before the introduction of the Company's products, there could be a material adverse effect on the Company's business, financial condition and results of operations.

Rechargeable Batteries - The rechargeable battery industry is also characterized by intense competition with a large number of companies offering or seeking to develop technology and products similar to the Company's. The Company is subject to competition from manufacturers of traditional rechargeable batteries, such as nickel-cadmium batteries, from manufacturers of rechargeable batteries of more recent technologies, such as nickel-metal hydride, lithium ion liquid electrolyte and lithium polymer batteries, as well as from companies engaged in the development of batteries incorporating new technologies. Manufacturers of nickel-cadmium and/or nickel-metal hydride batteries include Sanyo Electric Co. Ltd., Sony Corp., Toshiba Corp., Saft and Matsushita Electric Industrial Co., Ltd. (Panasonic), among others. Manufacturers of lithium ion liquid electrolyte batteries currently include Saft-Soc des ACC, Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd., Sanyo Electric Co. Ltd., Sony Corp., E-one Moli Energy Ltd., BYD Co. Ltd., Samsung SDI Co., Ltd., Shenzhen B&K Electronic Co. Ltd., and Ultralife Taiwan, Inc., among others. Manufacturers of lithium polymer batteries currently include Valence Technology, Inc., Sony Corp., Amperex Technology Ltd., Danionics A/S, Finecell Co. Ltd., LG Chemical, Ltd., SKC, Samsung SDI Co., Ltd., Ultralife Taiwan, Inc., and Kokam Engineering Co., Ltd.

Many companies with substantially greater resources are developing a variety of battery technologies, including liquid electrolyte lithium and solid electrolyte lithium batteries, which are expected to compete with the Company's technology. Other companies undertaking research and development activities of solid-polymer batteries have already developed prototypes and are constructing commercial scale production facilities. If these companies successfully market their batteries before the introduction of the Company's products, there could be a material adverse effect on its business, financial condition and results of operations.

Dependence on Key Personnel

Because of the specialized, technical nature of the business, the Company is highly dependent on certain members of management, marketing, engineering and technical staff. The loss of these services or these members could have a material adverse effect on the Company's business, financial condition and results of operations. In addition to developing manufacturing capacity to produce high volumes of advanced rechargeable batteries, the Company must attract, recruit and retain a sizeable workforce of technically competent employees. The Company's ability to pursue effectively its business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced managerial, marketing, engineering and technical personnel. The Company cannot assure that it will be able to retain or recruit this type of personnel.

Safety Risks; Demands of Environmental and Other Regulatory Compliance

Due to the high energy density inherent in lithium batteries, the Company's batteries can pose safety certain risks, including the risk of fire. Although the Company incorporates safety procedures in research, development and manufacturing processes that are designed to minimize safety risks, the Company cannot assure that accidents will not occur. Although the Company currently carries insurance policies which cover loss of the plant and machinery, leasehold improvements, inventory and business interruption, any accident, whether at the manufacturing facilities or from the use of the products, may result in significant production delays or claims for damages resulting from injuries. These types of losses could have a material adverse effect on the business, financial condition and results of operations.

National, state and local laws impose various environmental controls on the manufacture, storage, use and disposal of lithium batteries and/or of certain chemicals used in the manufacture of lithium batteries. Although the Company believes that its operations are in substantial compliance with current environmental regulations and that, except as noted below, there are no environmental conditions that will require material expenditures for clean-up at the present or former facilities or at facilities to which it has sent waste for disposal, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries used by customers that could have a material adverse effect on business, financial condition and results of operations. In addition, the U.S. Department of Transportation and certain foreign regulatory agencies that consider lithium to be a hazardous material regulate the transportation of batteries that contain lithium metal. The Company currently ships lithium batteries in accordance with regulations established by the U.S. Department of Transportation. There can be no assurance that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture the Company's batteries or restricting disposal of batteries will not be imposed or how these regulations will affect the Company or its customers.

In connection with the Company's purchase/lease of the Newark, New York facility in 1998, a consulting firm performed a Phase I and II Environmental Site Assessment which revealed the existence of contaminated soil and ground water around one of the buildings. The Company retained an engineering firm which estimated that the cost of remediation should be in the range of $230,000. This cost, however, is merely an estimate and the cost may in fact be much higher. In February, 1998, the Company entered into an agreement with a third party which provides that the Company and this third party will retain an environmental consulting firm to conduct a supplemental Phase II investigation to verify the existence of the contaminants and further delineate the nature of the environmental concern. The third party agreed to reimburse the Company for fifty percent (50%) of the cost of correcting the environmental concern on the Newark property. The Company has fully reserved for its portion of the estimated liability. Test sampling was completed in the spring of 2001, and the engineering report was submitted to the New York State Department of Environmental Conservation (NYSDEC) for review. NYSDEC reviewed the report and, in January 2002, recommended additional testing. The Company responded by submitting a work plan to NYSDEC, which was approved in April 2002. The Company has sought proposals from engineering firms to complete the remedial work contained in the work plan, but it is unknown at this time whether the final cost to remediate will be in the range of the original estimate, given the passage of time. Because this is a voluntary remediation, there is no requirement for the Company to complete the project within any specific time frame. The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved. Furthermore, the Company may face claims resulting in substantial liability which could have a material adverse effect on the Company's business, financial condition and the results of operations in the period in which such claims are resolved.

Limited Sources of Supply

Certain materials used in products are available only from a single or a limited number of suppliers. Additionally, the Company may elect to develop relationships with a single or limited number of suppliers for materials that are otherwise generally available. Although the Company believes that alternative suppliers are available to supply materials that could replace materials currently used and that, if necessary, the Company would be able to redesign its products to make use of such alternatives, any interruption in the supply from any supplier that serves as a sole source could delay product shipments and have a material adverse effect on the business, financial condition and results of operations. Although the Company has experienced interruptions of product deliveries by sole source suppliers, these interruptions have not had a material adverse effect on the business, financial condition and results of operations. The Company cannot guarantee that it will not experience a material interruption of product deliveries from sole source suppliers.

Dependence on Proprietary Technologies

The Company's success depends more on the knowledge, ability, experience and technological expertise of its employees than on the legal protection of patents and other proprietary rights. The Company claims proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. The Company cannot guarantee the degree of protection these various claims may or will afford, or that competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. The Company protects its proprietary rights in its products and operations through contractual obligations, including nondisclosure agreements with certain employees, customers, consultants and strategic partners. There can be no assurance as to the degree of protection these contractual measures may or will afford. The Company, however, has had patents issued and patent applications pending in the U.S. and elsewhere. The Company cannot assure (i) that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect its technology, (ii) that any patents issued to the Company will not be challenged, invalidated or circumvented, or (iii) as to the degree or adequacy of protection any patents or patent applications may or will afford. If the Company is found to be infringing third party patents, there can be no assurance that it will be able to obtain licenses with respect to such patents on acceptable terms, if at all. The failure to obtain necessary licenses could delay product shipment or the introduction of new products, and costly attempts to design around such patents could foreclose the development, manufacture or sale of products.

Dependence on Technology Transfer Agreements

The Company's research and development of advanced rechargeable battery technology and products utilizes internally-developed technology, acquired technology and certain patents and related technology licensed by the Company pursuant to non-exclusive, technology transfer agreements. There can be no assurance that competitors will not develop, independently or through the use of similar technology transfer agreements, rechargeable battery technology or products that are substantially equivalent or superior to the technologies and products currently under research and development.

Risks Related to China Joint Venture Program

In July 1992, the Company entered into several agreements related to the establishment of a manufacturing facility in Changzhou, China, for the production and distribution in and from China of 2/3A lithium primary batteries. Changzhou Ultra Power Battery Co., Ltd., a company organized in China ("China Battery"), purchased certain technology, equipment, training and consulting services relating to the design and operation of a lithium battery manufacturing plant. China Battery was required to pay approximately $6.0 million to the Company over the first two years of the agreement, of which approximately $5.6 million has been paid. The Company attempted to collect the balance due under this contract. However, China Battery has indicated that it will not make these payments until certain contractual issues have been resolved. Due to China Battery's questionable willingness to pay, the Company wrote off in fiscal 1997 the entire balance owed as well as its investment aggregating $805,000. Since China Battery has not purchased technology, equipment, training or consulting services to produce batteries other than 2/3A lithium batteries, the Company does not believe that China Battery has the capacity to become a competitor. The Company does not anticipate that the manufacturing or marketing of 2/3A lithium batteries will be a substantial portion of its product line in the future. However, in December 1997, China Battery sent a letter demanding reimbursement of an unspecified amount of losses they have incurred plus a refund for certain equipment that was sold to China Battery. The Company has attempted to initiate negotiations to resolve the dispute. However, an agreement has not yet been reached. Although China Battery has not taken any additional steps, there can be no assurance that China Battery will not further pursue such a claim which, if successful, could have a material adverse effect on the business, financial condition and results of operations. The Company believes that such a claim is without merit.

Ability to Insure Against Losses

Because certain of the Company's primary batteries are used in a variety of security and safety products and medical devices, it may be exposed to liability claims if such a battery fails to function properly. The Company maintains what it believes to be sufficient liability insurance coverage to protect against potential claims; however, there can be no assurance that the liability insurance will continue to be available, or that any such liability insurance would be sufficient to cover any claim or claims.

Quarterly Fluctuations in Operating Results and Possible Volatility of Stock Price

The Company's future operating results may vary significantly from quarter to quarter depending on factors such as the timing and shipment of significant orders, new product introductions, delays in customer releases of purchase orders, the mix of distribution channels through which the Company sells its products and general economic conditions. Frequently, a substantial portion of the Company's revenues in each quarter is generated from orders booked and shipped during that quarter. As a result, revenue levels are difficult to predict for each quarter. If revenue results are below expectations, operating results will be adversely affected as the Company has a sizeable base of fixed overhead costs that do not vary much with the changes in revenue. In addition to the uncertainties of quarterly operating results, future announcements concerning the Company or its competitors, including technological innovations or commercial products, litigation or public concerns as to the safety or commercial value of one or more of its products, may cause the market price of its Common Stock to fluctuate substantially for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our Common Stock.

Risks Related to Product Warranty Claims

The Company typically offers warranties against any defects due to product malfunction or workmanship for a period up to one year from the date of purchase. The Company also offers a 10-year warranty on its 9-volt batteries that are used in ionization-type smoke detector applications. The Company provides for a reserve for this potential warranty expense, which is based on an analysis of historical warranty issues. There is no assurance that future warranty claims will be consistent with past history, and in the event the Company experiences a significant increase in warranty claims, there is no assurance that the Company's reserves are sufficient. This could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Company's Ability to Finance Ongoing Operations and Projected Growth

While the Company believes that its revenue growth projections and its ongoing cost controls will allow it to generate cash and achieve profitability in the foreseeable future, there is no assurance as to when or if the Company will be able to achieve its projections. The Company's future cash flows from operations, combined with its accessibility to cash and credit, may not be sufficient to allow the Company to finance ongoing operations or to make required investments for future growth. The Company may need to seek additional credit or access capital markets for additional funds. There is no assurance that the Company would be successful in this regard.

Risks Related to Maintaining Debt Obligations

The Company has certain debt covenants that must be maintained, most notably a requirement with its primary lending institution to meet certain levels of net worth. There is no assurance that the Company will be able to continue to meet these debt covenants in the future. If the Company defaults on any of its debt covenants and it is unable to renegotiate credit terms in order to comply with such covenants, this could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Arthur Andersen LLP Being the Company's Past Auditors

There may be no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the financial statements audited by them, due to the fact that Arthur Andersen LLP was convicted on June 15, 2002 of federal obstruction of justice arising form the government's investigation of Enron Corp.

Arthur Andersen LLP consented to the inclusion of their report in the annual reports and registration statements the Company filed prior to June 30, 2002. The Company's inability to include in future registration statements or reports financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP's consent to the inclusion of their report on the Company's 2000 and 2001 financial statements may impede the Company's access to the capital markets.

Should the Company seek to access the public capital markets, Securities and Exchange Commission (SEC) rules will require the Company to include or incorporate by reference in any prospectus three years of audited financial statements. Until the Company's audited financial statements for the fiscal year ending December 31, 2004 become available, the SEC's current rules would require the Company to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP. Prior to that time, the SEC may cease accepting financial statements audited by Arthur Andersen LLP, in which case the Company would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, the Company's current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. In addition, as a result of the departure of the Company's former engagement team leaders, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of their report on the Company's audited financial statements for the years ended June 30, 2000 and June 30, 2001, and investors in any subsequent offerings for which the Company uses their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. Consequently, the Company's financing costs may increase or the Company may miss attractive market opportunities if either the annual financial statements for 2000 and 2001 audited by Arthur Andersen LLP should cease to satisfy the SEC's requirements or those statements are used in a prospectus but investors are not entitled to recovery against Arthur Andersen auditors for material misstatements or omissions in them.

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to various market risks in the normal course of business, primarily interest rate risk and changes in market value of its investments and believes its exposure to these risks is minimal. The Company's investments are made in accordance with the Company's investment policy and primarily consist of commercial paper and U.S. corporate bonds. The Company does not currently invest in derivative financial instruments.

In the six months ended December 31, 2002, approximately 82% of the Company's sales were denominated in U.S. dollars. The remainder of the Company's sales was denominated in U.K. pounds sterling and euros. A 10% change in the value of the pound sterling or the euro to the U.S. dollar would have impacted the Company's revenues in that six month period by less than 2%. The Company monitors the relationship between the U.S. dollar and other currencies on a continuous basis and adjusts sales prices for products and services sold in these foreign currencies as appropriate to safeguard against the fluctuations in the currency effects relative to the U.S dollar.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedules listed in Item 15(a)(1) and (2) are included in this Report beginning on page 37.

	Page
Report of Independent Accountants, PricewaterhouseCoopers LLP	37
Report of Independent Public Accountants, Arthur Andersen LLP	38
Consolidated Financial Statements:	
Consolidated Balance Sheets as of December 31, 2002, and June 30, 2002 and 2001	39
Consolidated Statements of Operations for the six months ended December 31, 2002 and the years ended June 30, 2002, 2001 and 2000	40
Consolidated Statements of Changes in Shareholders' Equity and Accumulated Other Comprehensive Loss for the six months ended December 31, 2002 and the years ended June 30, 2002, 2001 and 2000	41
Consolidated Statements of Cash Flows for the six months ended December 31, 2002 and the years ended June 30, 2002, 2001 and 2000	42
Notes to Consolidated Financial Statements	43
Financial Statement Schedules:	
Schedule II – Valuation and Qualifying Accounts	67

Report of Independent Accountants

To the Board of Directors and Shareholders of
Ultralife Batteries, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Ultralife Batteries, Inc. and its subsidiary at December 31, 2002 and June 30, 2002, and the results of their operations and their cash flows for the six months ended December 31, 2002 and the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of June 30, 2001 and for each of the two years in the period ended June 30, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated August 16, 2001 (except with respect to the matter discussed in Note 14, as to which the date is December 12, 2001).

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Rochester, New York
March 28, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP AND ARTHUR ANDERSEN LLP DID NOT CONSENT TO THE USE OF THIS REPORT IN THIS FORM 10-K. (THE REFERENCE TO NOTE 14 IN ARTHUR ANDERSEN'S DUAL DATING OF THEIR REPORT WAS A REFERENCE TO A "RECENT DEVELOPMENTS" FOOTNOTE IN THE FINANCIAL STATEMENTS INCLUDED IN THE FORM 10-K FOR WHICH THAT REPORT WAS ISSUED. SUCH FOOTNOTE IS NO LONGER APPLICABLE AND HAS BEEN OMITTED FROM THIS FORM 10-K.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Ultralife Batteries, Inc.:

We have audited the accompanying consolidated balance sheets of Ultralife Batteries, Inc. (a Delaware corporation) and subsidiary as of June 30, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and accumulated other comprehensive income (loss) and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultralife Batteries, Inc. and subsidiary as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Rochester, New York
August 16, 2001 (except with respect to the matter discussed in Note 14, as to which the date is December 12, 2001)

ULTRALIFE BATTERIES, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Amounts)

ASSETS	December 31, 2002	June 30, 2002	June 30, 2001
Current assets:			
Cash and cash equivalents	$ 1,322	$ 2,016	$ 494
Restricted cash	50	201	540
Available-for-sale securities	2	2	2,573
Trade accounts receivable (less allowance for doubtful accounts of $297 at December 31, 2002 and $272 and $262 at June 30, 2002 and 2001, respectively)	6,200	6,049	3,379
Other receivables	-	-	736
Inventories	5,813	4,633	5,289
Prepaid expenses and other current assets	968	845	912
Total current assets	14,355	13,746	13,923
Property, plant and equipment	15,336	16,134	32,997
Other assets:			
Investment in UTI	1,550	4,258	-
Technology license agreements (net of accumulated amortization of $1,318 at December 31, 2002 and $1,268 and $1,168 at June 30, 2002 and 2001, respectively)	133	183	283
	1,683	4,441	283
Total Assets	$ 31,374	$ 34,321	$ 47,203

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2002	June 30, 2002	June 30, 2001
Current liabilities:			
Current portion of debt and capital lease obligations	$ 816	$ 3,148	$ 1,065
Accounts payable	4,283	3,091	3,755
Accrued compensation	134	255	427
Accrued vacation	439	439	259
Other current liabilities	1,472	1,863	1,596
Total current liabilities	7,144	8,796	7,102
Long - term liabilities:			
Debt and capital lease obligations	1,354	103	2,648
Grant	633	-	-
	1,987	103	2,648
Commitments and contingencies (Note 7)			
Shareholders' Equity :			
Preferred stock, par value $0.10 per share, authorized 1,000,000 shares; none outstanding	-	-	-
Common stock, par value $0.10 per share, authorized 40,000,000 shares; issued - 13,579,519 at December 31, 2002 and 13,379,519 and 11,488,186 at June 30, 2002 and 2001, respectively	1,358	1,338	1,149
Capital in excess of par value	115,251	113,103	99,389
Accumulated other comprehensive income (loss)	(1,016)	(856)	(1,058)
Accumulated deficit	(90,972)	(87,860)	(61,724)
	24,621	25,725	37,756
Less --Treasury stock, at cost -- 727,250 shares	2,378	303	303
Total shareholders' equity	22,243	25,422	37,453
Total Liabilities and Shareholders' Equity	$ 31,374	$ 34,321	$ 47,203

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ULTRALIFE BATTERIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

	6 Months Ended December 31, 2002	Year ended June 30, 2002	2001	2000
Revenues	$ 15,599	$ 32,515	$ 24,163	$ 24,514
Cost of products sold	14,707	31,168	27,696	25,512
Gross margin	892	1,347	(3,533)	(998)
Operating and other expenses (income):				
Research and development	1,106	4,291	3,424	5,306
Selling, general, and administrative	3,441	7,949	8,009	7,385
Impairment of long lived assets	-	14,318	-	-
Total operating and other expenses, net	4,547	26,558	11,433	12,691
Operating loss	(3,655)	(25,211)	(14,966)	(13,689)
Other income (expense):				
Interest income	41	91	702	958
Interest expense	(192)	(382)	(536)	(49)
Gain on sale of securities	-	-	-	3,147
Equity loss in UTI	(1,273)	(954)	(2,338)	(818)
Gain on sale of UTI stock	1,459	-	-	-
Miscellaneous income (expense)	508	320	(124)	209
Loss before income taxes	(3,112)	(26,136)	(17,262)	(10,242)
Income taxes	-	-	-	-
Net loss	$ (3,112)	$ (26,136)	$ (17,262)	$ (10,242)
Net loss per share, basic and diluted	$ (0.24)	$ (2.11)	$ (1.55)	$ (0.94)
Weighted average number of shares outstanding, basic and diluted	12,958	12,407	11,141	10,904

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ULTRALIFE BATTERIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(Dollars in Thousands)	Common Stock		Capital in excess of Par Value	Accumulated Other Comprehensive Income (Loss)		Accumulated Deficit	Treasury Stock	Total
	Number of Shares	Amount		Foreign Currency Translation Adjustment	Unrealized Net Gain on Securities			
Balance as of June 30, 1999	10,512,386	$ 1,051	$ 93,605	$ (101)	$ 368	$ (34,220)	$ (303)	$ 60,400
Comprehensive loss:								
Net loss						(10,242)		(10,242)
Other comprehensive loss, net of tax:								
Foreign currency translation adjustments				(590)				(590)
Unrealized net loss on securities					(366)			(366)
Other comprehensive loss								(956)
Comprehensive loss								(11,198)
Shares issued to UTI	700,000	70	3,168					3,238
Shares issued under stock option plans and other stock options	197,900	20	2,017					2,037
Balance as of June 30, 2000	11,410,286	$ 1,141	$ 98,790	$ (691)	$ 2	$ (44,462)	$ (303)	$ 54,477
Comprehensive loss:								
Net loss						(17,262)		(17,262)
Other comprehensive loss, net of tax:								
Foreign currency translation adjustments				(368)				(368)
Unrealized net loss on securities					(1)			(1)
Other comprehensive loss								(369)
Comprehensive loss								(17,631)
Shares issued under stock option plans and other stock options	77,900	8	599					607
Balance as of June 30, 2001	11,488,186	$ 1,149	$ 99,389	$ (1,059)	$ 1	$ (61,724)	$ (303)	$ 37,453
Comprehensive loss:								
Net loss						(26,136)		(26,136)
Other comprehensive loss, net of tax:								
Foreign currency translation adjustments				202				202
Unrealized net loss on securities								-
Other comprehensive loss								202
Comprehensive loss								(25,934)
Shares issued under private stock offerings	1,891,333	189	8,502					8,691
UTI change in ownership transactions and other			5,212					5,212
Balance as of June 30, 2002	13,379,519	$ 1,338	$ 113,103	$ (857)	$ 1	$ (87,860)	$ (303)	$ 25,422
Comprehensive loss:								
Net loss						(3,112)		(3,112)
Other comprehensive loss, net of tax:								
Foreign currency translation adjustments				(159)				(159)
Unrealized net loss on securities					(1)			(1)
Other comprehensive loss								(160)
Comprehensive loss								(3,272)
Shares issued under private stock offerings	200,000	20	580					600
UTI change in ownership transactions and other			1,568					1,568
Treasury shares reaquired from UTI							(2,075)	(2,075)
Balance as of December 31, 2002	13,579,519	$ 1,358	$ 115,251	$ (1,016)	$ -	$ (90,972)	$ (2,378)	$ 22,243

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

ULTRALIFE BATTERIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Six Months Ended December 31,	Year Ended June 30,		
	2002	2002	2001	2000
OPERATING ACTIVITIES				
Net loss	$ (3,112)	$ (26,136)	$ (17,262)	$ (10,242)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	1,407	4,393	3,656	1,941
Loss on asset disposal	4	-	-	-
Foreign exchange (gain) / loss	(445)	(320)	155	97
Gain on sale of securities	-	-	-	(3,147)
Equity loss in UTI	1,273	954	2,338	818
Gain on sale of UTI stock	(1,459)	-	-	-
Impariment of long lived assets	-	14,318	-	-
Provision for loss on accounts receivable	25	10	(6)	42
Provision for inventory obsolescence	128	(4)	12	410
Changes in operating assets and liabilities:				
Accounts receivable	(176)	(2,640)	83	56
Inventories	(1,308)	750	381	(1,074)
Prepaid expenses and other current assets	(128)	799	(471)	936
Accounts payable and other current liabilities	680	(323)	708	(369)
Net cash used in operating activities	(3,111)	(8,199)	(10,406)	(10,532)
INVESTING ACTIVITIES				
Purchase of property, plant and equipment	(341)	(2,330)	(4,367)	(2,946)
Proceeds from sale leaseback	-	995	-	(3,237)
Proceeds from asset disposal	8	-	-	-
Proceeds from sale of UTI stock	2,393	-	-	-
Purchase of securities	-	(8,424)	(26,794)	(70,934)
Sales of securities	151	11,334	22,905	46,064
Maturities of securities	-	-	13,702	37,504
Net cash provided by investing activities	2,211	1,575	5,446	6,451
FINANCING ACTIVITIES				
Proceeds from issuance of common stock	-	8,691	607	5,275
Proceeds from issuance of debt	-	600	-	4,423
Proceeds from grant	633	-	-	-
Principal payments under long-term debt and capital leases	(481)	(1,062)	(941)	(91)
Net cash (used in) provided by financing activities	152	8,229	(334)	9,607
Effect of exchange rate changes on cash	54	(83)	76	(590)
Change in cash and cash equivalents	(694)	1,522	(5,218)	4,936
Cash and cash equivalents at beginning of period	2,016	494	5,712	776
Cash and cash equivalents at end of period	$ 1,322	$ 2,016	$ 494	$ 5,712
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash paid for interest	$ 76	$ 374	$ 538	$ 42
Cash paid for taxes	$ -	$ -	$ -	$ -

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(Dollars in Thousands, Except Per Share Amounts)

Note 1 - Summary of Operations and Significant Accounting Policies

a. *Description of Business*

Ultralife Batteries, Inc. develops, manufactures and markets a wide range of standard and customized lithium primary (non-rechargeable), lithium ion and lithium polymer rechargeable batteries for use in a wide array of applications. The Company believes that its technologies allow the Company to offer batteries that are flexibly configured, lightweight and generally achieve longer operating time than many competing batteries currently available. The Company has focused on manufacturing a family of lithium primary batteries for military, industrial and consumer applications, which it believes is one of the most comprehensive lines of lithium manganese dioxide primary batteries commercially available. The Company also supplies rechargeable lithium ion and lithium polymer batteries for use in portable electronic applications.

Effective December 31, 2002, the Company changed its fiscal year-end from June 30 to December 31. The financial results presented in this report reflecting the six-month period ended December 31, 2002 are referred to as "Transition 2002". The financial results presented in this report reflecting the full twelve-month fiscal periods that ended June 30 prior to Transition 2002 are referred to as "fiscal" years. For instance, the year ended June 30, 2002 is referred to as "Fiscal 2002", and the year ended June 30, 2001 is referred to as "Fiscal 2001". Certain unaudited financial information for the six-month period ended December 31, 2001 is presented in Note 16 for comparative purposes.

For several years, the Company has incurred net operating losses primarily as a result of funding research and development activities and, to a lesser extent, incurring manufacturing and selling, general and administrative costs. During Fiscal 2002, the Company realigned its resources to bring costs more in line with revenues, moving the Company closer to achieving operating cash breakeven and profitability. In addition, the Company refined its rechargeable strategy to allow it to be more effective in the marketplace. The Company believes it has the ability over the next 12 months to finance its operations primarily from internally generated funds, or through the use of additional financing that currently is available to the Company.

b. *Principles of Consolidation*

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the accounts of the Company and its wholly owned subsidiary, Ultralife Batteries UK, Ltd. ("Ultralife UK"). Intercompany accounts and transactions have been eliminated in consolidation. Investments in entities in which the Company does not have a controlling interest are typically accounted for using the equity method, if the Company's interest is greater than 20%. Investments in entities in which the Company has less than a 20% ownership interest are typically accounted for using the cost method.

c. *Management's Use of Judgment and Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. *Cash Flows*

For purposes of the Consolidated Statements of Cash Flows, the Company considers all demand deposits with financial institutions and financial instruments with original maturities of three months or less to be cash equivalents.

e. *Restricted Cash*

The Company is required to maintain certain levels of escrowed cash in order to comply with the terms of some of its debt and lease agreements. All cash is retained for application against required escrows for debt obligations, including certain letters of credit supporting lease obligations and any excess borrowings from the Company's revolving credit facility. A portion of the restricted cash pertaining to certain lease obligations is released periodically as payments are made to reduce outstanding debt. With respect to the Company's revolving credit facility, the Company's primary lending institution will restrict cash if the borrowing base (consisting of receivables and inventory) does not sufficiently cover the outstanding borrowings on any particular day. As of December 31, 2002, the Company had $50 in restricted cash with a certain lending institution primarily for letters of credit supporting a corporate credit card program. There was no cash restricted at December 31, 2002 pertaining to the Company's revolving credit facility. As of June 30, 2002, the Company had $251 in restricted cash primarily for letters of credit supporting leases for a building and some computer equipment.

f. *Available-for-Sale Securities*

Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Marketable equity securities and debt securities are classified as available-for-sale. These securities are carried at fair value, with the unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income. Realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in the determination of net income (loss) as gains (losses) on sale of securities.

g. *Inventories*

Inventories are stated at the lower of cost or market with cost determined under the first-in, first-out (FIFO) method.

h. *Property, Plant and Equipment*

Property, plant and equipment are stated at cost. Estimated useful lives are as follows:

Buildings	20 years
Machinery and Equipment	5 – 10 years
Furniture and Fixtures	3 - 7 years
Computer Hardware and Software	3 – 5 years
Leasehold Improvements	Lease term

Depreciation and amortization are computed using the straight-line method. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other repairs and maintenance costs are expensed when incurred. When sold, the cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in other income (expense).

i. *Long-Lived Assets and Intangibles*

The Company regularly assesses all of its long-lived assets for impairment when events or circumstances indicate their carrying amounts may not be recoverable. This is accomplished by comparing the expected undiscounted future cash flows of the assets with the respective carrying amount as of the date of assessment. Should aggregate future cash flows be less than the carrying value, a write-down would be required, measured as the difference between the carrying value and the fair value of the asset. Fair value is estimated either through independent valuation or as the present value of expected discounted future cash flows. If the expected undiscounted future cash flows exceed the respective carrying amount as of the date of assessment, no impairment is recognized. The Company recorded an asset impairment of $14,318 in Fiscal 2002 in connection with the fixed assets in its rechargeable business (see Note 3). The Company did not record any impairments of long-lived assets in the six-month period ended December 31, 2002, or in the fiscal years ended June 30, 2001 or 2000.

j. *Technology License Agreements*

Technology license agreements consist of the rights to patented technology and related technical information. The Company acquired a technology license agreement for an initial payment of $1,000 in May 1994. Royalties are payable at a rate of 8% of the fair market value of each battery using the technology if the battery is sold or otherwise put into use by the Company. The royalties can be reduced under certain circumstances based on the terms of this agreement. The agreement is amortized using the straight-line method over 10 years. Amortization expense was $50, $100, $100, and $100 in the six months ended December 31, 2002 and the fiscal years ended June 30, 2002, 2001, and 2000, respectively.

k. *Translation of Foreign Currency*

The financial statements of the Company's foreign affiliates are translated into U.S. dollar equivalents in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation". Exchange gains (losses) included in net loss for the six-month period ended December 31, 2002 and for the years ended June 30, 2002, 2001 and 2000 were $445, $320, $(155), and $97, respectively.

l. *Revenue Recognition*

Battery Sales – Revenues from the sale of batteries are recognized when products are shipped. A provision is made at that time for warranty costs expected to be incurred.

Technology Contracts – The Company recognizes revenue using the percentage of completion method based on the relationship of costs incurred to date to the total estimated cost to complete the contract. Elements of cost include direct material, labor and overhead. If a loss on a contract is estimated, the full amount of the loss is recognized immediately. The Company allocates costs to all technology contracts based upon actual costs incurred including an allocation of certain research and development costs incurred. Under certain research and development arrangements with the U.S. Government, the Company may be required to transfer technology developed to the U.S. Government. The Company has accounted for the contracts in accordance with SFAS No. 68, "Research and Development Arrangements". The Company, where appropriate, has recognized a liability for amounts that may be repaid to third parties, or for revenue deferred until expenditures have been incurred.

m. *Warranty Reserves*

The Company estimates future costs associated with expected product failure rates, material usage and service costs in the development of its warranty obligations. Warranty reserves are based on historical experience of warranty claims and generally will be estimated as a percentage of sales over the warranty period. In the event the actual results of these items differ from the estimates, an adjustment to the warranty obligation would be recorded.

n. *Shipping and Handling Costs*

Costs incurred by the Company related to shipping and handling are included in Cost of products sold. Amounts charged to customers pertaining to these costs are reflected as a contra-expense in Cost of products sold.

o. *Advertising Expenses*

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. Such expenses amounted to $72, $213, $335 and $64 for the six-month period ended December 31, 2002 and for the years ended June 30, 2002, 2001 and 2000, respectively.

p. *Research and Development*

Research and development expenditures are charged to operations as incurred.

q. *Environmental Costs*

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate, in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 96-1,

"Environmental Remediation Liabilities". Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

r. *Income Taxes*

The liability method, prescribed by SFAS No. 109, "Accounting for Income Taxes", is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that may be in effect when the differences are expected to reverse. The Company recorded no income tax benefit relating to the net operating loss generated during the six months ended December 31, 2002 and the fiscal years ended June 30, 2002, 2001 and 2000, as such income tax benefit was offset by an increase in the valuation allowance. A valuation allowance is required when it is more likely than not that the recorded value of a deferred tax asset will not be realized.

s. *Concentration of Credit Risk*

In Transition 2002, the Company had one customer, the U.S. Army / CECOM, which comprised more than 10% of the Company's revenues. The Company believes that the loss of this customer could have a material adverse effect on the Company. The Company's relationship with this customer is good.

In Fiscal 2002, the Company had two customers, UNICOR and Kidde plc, each of which comprised more than 10% of the Company's revenues. While the demand from each of these customers has diminished as a percent of total revenues since June 2002 mainly as a result of growing demand from other customers, the Company's relationship with these customers is good.

Currently, the Company does not experience significant seasonal trends in primary battery revenues. However, a downturn in the U.S. economy, which affects retail sales and which could result in fewer sales of smoke detectors to consumers, could potentially result in lower Company sales to this market segment. The smoke detector OEM market segment comprised approximately 19% of total primary revenues in Transition 2002. Additionally, a lower demand from the U.S. and U.K. Governments could result in lower sales to military and government users.

The Company generally does not distribute its products to a concentrated geographical area nor is there a significant concentration of credit risks arising from individuals or groups of customers engaged in similar activities, or who have similar economic characteristics. The Company does not normally obtain collateral on trade accounts receivable.

t. *Fair Value of Financial Instruments*

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The fair value of financial instruments pursuant to SFAS No. 107 approximated their carrying values at December 31, 2002 and June 30, 2002, 2001 and 2000. Fair values have been determined through information obtained from market sources.

u. *Earnings Per Share*

The Company accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires the reporting of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding for the period. Diluted EPS includes the dilutive effect of securities calculated using the treasury stock method, if any. No dilution for common share equivalents is included in the six-month period ended December 31, 2002 or in the fiscal years ended June 30, 2002, 2001 and 2000 as the effects would be anti-dilutive. For all periods reported, diluted earnings per share were the equivalent of basic earnings per share due to the net loss. There were 2,125,549, 2,562,640, 2,278,800, and 2,202,380 outstanding stock options and warrants as of December 31, 2002 and June 30, 2002, 2001 and 2000, respectively, that were not included in EPS for those periods as the effect would be anti-dilutive. (See Note 8.)

v. *Stock-Based Compensation*

The Company has various stock-based employee compensation plans, which are described more fully in Note 8. The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations which require compensation costs to be recognized based on the difference, if any, between the quoted market price of the stock on the grant date and the exercise price. As all options granted to employees under such plans had an exercise price at least equal to the market value of the underlying common stock on the date of grant, and given the fixed nature of the equity instruments, no stock-based employee compensation cost is reflected in net loss. The effect on net loss and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123" (as discussed below in Recent Accounting Pronouncements), to stock-based employee compensation is as follows:

	Transition 2002	Fiscal 2002	Fiscal 2001	Fiscal 2000
Net income (loss), as reported	($ 3,112)	($ 26,136)	($ 17,262)	($ 10,242)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	--	--	--	--
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(415)	(1,291)	(2,335)	(2,091)
Pro forma net income (loss)	($ 3,527)	($ 27,427)	($ 19,597)	($ 12,333)
Earnings (loss) per share:				
Basic and diluted – as reported	($ 0.24)	($ 2.11)	($ 1.55)	($ 0.94)
Basic and diluted – pro forma	($ 0.27)	($ 2.21)	($ 1.75)	($ 1.13)

w. *Segment Reporting*

The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has four operating segments. The basis for determining the Company's operating segments is the manner in which financial information is used by the Company in its operations. Management operates and organizes itself according to business units that comprise unique products and services across geographic locations.

x. *Recent Accounting Pronouncements*

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others Indebtedness." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The only material guarantees that the Company has in accordance with FASB Interpretation No. 45 are product warranties. All such guarantees have been appropriately recorded in the financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 does not permit the use of the original SFAS No. 123 prospective method of transition for changes to the fair value based method made in fiscal years after December 15, 2003. The Company currently applies the intrinsic value method and has no plans to convert to the fair value method.

In December 2002, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." This Interpretation requires companies to reevaluate their accounting for certain investments in "variable interest entities." A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Variable interest entities are to be consolidated if the Company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The disclosure requirements of this Interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements of this Interpretation are effective for all periods beginning after June 15, 2003. The Company has no investments in variable interest entities.

y. *Reclassifications*

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Note 2 - Investments

The following is a summary of available-for-sale securities:

December 31, 2002	Cost	Unrealized Gain	Estimated Fair Value
Commercial Paper and other	$ 2	$ -	$ 2

June 30, 2002	Cost	Unrealized Gain	Estimated Fair Value
Commercial Paper and other	$ 2	$ -	$ 2

June 30, 2001	Cost	Unrealized Gain	Estimated Fair Value
Commercial Paper and other	$ 613	$ -	$ 613
U.S. corporate bonds	2,499	1	2,500
	$ 3,112	$ 1	$ 3,113

The Company has instructed its investment fund managers to invest in conservative, investment grade securities with average maturities of less than three years. In fiscal 2000, the Company realized a gain on sales of securities of $3,147 relating to the sale of portions of the Company's investment in Intermagnetics General Corporation.

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties or the Company may sell the securities to meet their ongoing and potential future cash needs.

The following is a summary of the cost, which approximates fair value, of the Company's available-for-sale securities by contractual maturity:

	December 31, 2002	June 30, 2002	June 30, 2001
At Cost:			
Less than one year	$ 2	$ 2	$ 1,112
More than one year	-	-	2,000
Total	$ 2	$ 2	$ 3,112

Note 3- Impairment of Long-Lived Assets

In June 2002, the Company reported a $14,318 impairment charge. This impairment charge related to a writedown of long-lived assets in the Company's rechargeable production operations, reflecting a change in the Company's strategy. Changes in external economic conditions culminated in June 2002, reflecting a slowdown in the mobile electronics marketplace and a realization that near-term business opportunities utilizing the high volume rechargeable production equipment had dissipated. These changes caused the Company to shift away from high volume polymer battery production to higher value, lower volume opportunities. The Company's redefined strategy eliminates the need for its high volume production line that had been built mainly to manufacture Nokia cell phone replacement batteries. The new strategy is a three-pronged approach. First, the Company will manufacture in-house for the higher value, lower volume polymer rechargeable opportunities. Second, the Company will utilize its affiliate in Taiwan, Ultralife Taiwan, Inc., as a source for both polymer and liquid lithium cells. And third, the Company will look to other rechargeable cell manufacturers as sources for cells that the Company can then assemble into completed battery packs.

The impairment charge was accounted for under Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires evaluating the assets' carrying value based on future cash flows. As a result of the impairment of the Company's fixed assets, depreciation charges will be reduced by approximately $1,800 per year.

Note 4 - Supplemental Balance Sheet Information

The composition of inventories was:

	December 31, 2002	June 30, 2002	June 30, 2001
Raw materials	$3,259	$2,680	$2,595
Work in process	1,882	1,338	1,233
Finished products	1,207	1,022	1,872
	6,348	5,040	5,700
Less: Reserve for obsolescence	535	407	411
	$5,813	$4,633	$5,289

The composition of property, plant and equipment was:

	December 31, 2002	June 30, 2002	June 30, 2001
Land	$ 123	$ 123	$ 123
Buildings and Leasehold Improvements	1,619	1,619	1,608
Machinery and Equipment	28,772	26,308	37,891
Furniture and Fixtures	319	312	291
Computer Hardware and Software	1,405	915	1,375
Construction in Progress	291	2,531	2,984
	32,529	31,808	44,272
Less: Accumulated Depreciation	17,193	15,674	11,275
	$15,336	$16,134	$32,997

Note 5 - Operating Leases

The Company leases various buildings, machinery, land, automobiles and office equipment. Rental expenses for all operating leases were approximately $611, $801, $500 and $333 for the six months ended December 31, 2002 and the years ended June 30, 2002, 2001 and 2000, respectively. Future minimum lease payments under non-cancelable operating leases as of December 31, 2002 are as follows: 2003 - $1,206, 2004 - $1,188, 2005 - $1,179, 2006 - $1,173, and thereafter - $1,854.

In March 2001, the Company entered into a $2,000 lease for certain new manufacturing equipment with a third party leasing agency. Under this arrangement, the Company had various options to acquire manufacturing equipment, including sales / leaseback transactions and operating leases. In October 2001, the Company expanded its leasing arrangement with this third party leasing agency, increasing the amount of the lease line from $2,000 to $4,000. The increase in the line was used to fund capital expansion plans for manufacturing equipment that increased capacity within the Company's Primary business unit. At June 30, 2002, the lease line had been fully utilized. The Company's lease payment is $226 per quarter. In conjunction with this lease, the Company has a letter of credit of $3,800 outstanding.

Note 6 - Debt and Capital Leases

New York Power Authority

In May 1999, the Company borrowed approximately $150 from New York Power Authority (NYPA) that was used toward the construction of a solvent recovery system. The annual interest rate on the loan was 6%. The loan was being repaid in 24 equal monthly payments and expired in July 2001.

Convertible Note to Director

In conjunction with the Company's private placement offering in April 2002, a note was issued to one of the Company's directors. The note converted into 200,000 shares of the Company's common stock upon the approval of shareholders at the Company's Annual Meeting in December 2002. All shares were issued at $3.00 per share.

Credit Facility

In June 2000, the Company entered into a 3-year, $20,000 secured credit facility with a lending institution. The financing agreement consisted of an initial $12,000 term loan component and a revolving credit facility component for an initial $8,000, based on eligible net accounts receivable (as defined) and eligible net inventory (as defined). The amount available under the term loan component amortizes over time. Principal and interest are paid monthly on outstanding amounts borrowed. Debt issue costs amounting to $198 were incurred in connection with the initiation of the term of the agreement and are being amortized over the life of the agreement.

In October 2001, this lending institution informed the Company that its borrowing availability under its $20,000 credit facility had been effectively reduced to zero as a result of a recent appraisal of its fixed assets. In February 2002, the Company and its primary lending institution amended the credit facility. The amended facility was reduced to $15,000 mainly due to the reduction in the valuation of fixed assets that limited the borrowing capacity under the term loan component, as well as to minimize the cost of unused line fees. The term loan component was revised to an initial $2,733 based on the valuation of the Company's fixed assets (of which $2,067 was outstanding on the term loan at December 31, 2002). The Company has no additional borrowing capacity on the term loan component above the current amount outstanding. The principal associated with the term loan is being repaid over a 5-year amortization period. In March 2003, the Company amended its credit facility, extending the agreement to June 30, 2004, among other things. As a result, the Company has classified the portion of this debt that is due an payable beyond one year as a long-term liability on the December 31, 2002 Consolidated Balance Sheet. (See Note 14 for additional information on the Company's subsequent amendment to this credit facility.)

The revolving credit facility component comprises the remainder of the total potential borrowing capacity under the overall credit facility. There was no balance outstanding on the revolving credit facility as of December 31, 2002. Certain definitions were revised with the February 2002 amendment, resulting in an increase in the Company's available borrowing base. In addition, the minimum net worth covenant was effectively reduced to approximately $19,200, after adjustments for fixed asset impairment charges. At December 31, 2002, the Company is in compliance with this covenant.

The loans bear interest at prime-based or LIBOR-based rates, at the discretion of the Company. At December 31, 2002, the rate was 5.75%. The Company also pays a facility fee on the unused portion of the commitment. The loan is secured by substantially all of the Company's assets and the Company is precluded from paying dividends under the terms of the agreement. The lending institution has the right to periodically reappraise the Company's underlying assets throughout the term of the credit facility, which could potentially reduce the Company's borrowing availability. In addition, in the event of a default (which could include a material adverse change in the business, assets or prospects of the Company), the lending institution could terminate the credit facility. The total amount available under the revolver component is reduced by outstanding letters of credit. The Company had $3,800 outstanding on a letter of credit as of December 31, 2002, supporting the Company's $4,000 equipment lease. The Company's additional borrowing capacity as of December 31, 2002 was approximately $1,300.

Capital Leases

The Company has one capital lease. The capital lease commitment is for the Newark, New York facility which provides for payments (including principal and interest) of $28 per year from December 2002 through 2007. Remaining interest on the lease is approximately $38. At the end of this lease term, the Company is required to purchase the facility for one dollar.

Payment Schedule

Principal payments under the current amount outstanding of the long-term debt and capital leases is as follows:

	Credit Facility	Capital Lease-Building	Total
Calendar 2003	$ 800	$ 16	$ 816
2004	1,267	18	1,285
2005	-	20	20
2006	-	23	23
2007 and thereafter	-	26	26
	2,067	103	2,170
Less: Current portion	800	16	816
Long-term	$ 1,267	$ 87	$ 1,354

Letters of Credit

The Company maintains a $50 letter of credit that supports its corporate credit card account. Also, in connection with the $4,000 operating lease line that the Company initiated in March 2001, the Company maintains a $3,800 letter of credit, which expires in July 2007. The $3,800 letter of credit declines gradually at certain points over time as the obligation it is associated with diminishes.

Note 7 - Commitments and Contingencies

a. *China Program*

In July 1992, the Company entered into several agreements related to the establishment of a manufacturing facility in China for the production and distribution of batteries. The Company made an investment of $284 of a total anticipated investment of $405 which would represent a 15% interest in the China Program and accounted for this investment using the cost method. Changzhou Ultra Power Battery Co., Ltd., a company organized in China ("China Battery"), purchased from the Company certain technology, equipment, training and consulting services relating to the design and operation of a lithium battery manufacturing plant. China Battery was required to pay approximately $6,000 to the Company over the first two years of the agreement, of which approximately $5,600 has been paid. The Company has been attempting to collect the balance due under this contract. China Battery has indicated that these payments will not be made until certain contractual issues have been resolved. Due to the Chinese partner's questionable willingness to pay, the Company wrote off in fiscal 1997 the entire balance owed to the Company as well as the Company's investment. In December 1997, China Battery sent to the Company a letter demanding reimbursement of losses they have incurred plus a refund for certain equipment that the Company sold to China Battery. Although China Battery has not taken any additional steps, there can be no assurance that China Battery will not further pursue such a claim, which, if successful, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that such a claim is without merit.

b. *Indemnity Agreement*

The Company has an Indemnity Agreement with each member of its Board of Directors and corporate officers. The agreement provides that the Company will reimburse directors or officers for all expenses, to the fullest extent permitted by law and the Company by-laws, arising out of their performance as agents or trustees of the Company.

c. *Purchase Commitments*

As of December 31, 2002, the Company has made commitments to purchase approximately $881 of production machinery and equipment.

d. *Royalty Agreement*

Technology underlying certain products of the Company is based in part as non-exclusive transfer agreements. The Company made an original payment for such technology and is required to make royalty and other payments in the future that incorporate the licensed technology.

e. *Government Grants/Loans*

The Company has been able to obtain certain grants/loans from governments agencies to assist with various funding needs.

In March 1998, the Company received a $500 grant from the Empire State Development Corporation to fund certain equipment purchases. The grant was contingent upon the Company achieving and maintaining minimum employment levels for a period of five years. If annual levels of employment were not maintained, a portion of the grant might have become repayable. Through the first four years of the grant period, the Company met the requirements. The Company believes that it has also met the requirements in the fifth and final year, and it has recognized this portion of the grant into income. However, there is some uncertainty with the interpretation of the grant agreement, and it is possible that the Company may be required to repay $100 of the grant. The Company believes that the likelihood of a repayment is remote, and it is discussing its position with the Empire State Development Corporation accordingly. At December 31, 2002, there is no balance pertaining to this grant on the balance sheet.

In November 2001, the Company received approval for a $750 grant/loan from a federally sponsored small cities program. The grant/loan will assist in funding current capital expansion plans that the Company expects will lead to job creation. The Company will be reimbursed for approved capital as it incurs the cost. In August 2002, the $750 small cities grant/loan documentation was finalized and the Company was reimbursed approximately $400 for costs it had incurred to date for equipment purchases applicable under this grant/loan. As of December 31, 2002, the total funds advanced to the Company were $633. The remaining $117 under this grant/loan will be reimbursed as the Company incurs additional expenses and submits requests for reimbursement. Certain employment levels are required to be met and maintained for a period of three years. If the Company does not meet its employment quota, it may adversely affect reimbursement requests, or the grant will be converted to a loan that will be repaid over a five-year period. The Company has initially recorded the proceeds from this grant/loan as a long-term liability, and will only amortize these proceeds into income as the certainty of meeting the employment criteria become definitive.

Also in November 2001, the Company received approval for a $300 grant/loan from New York State. The grant/loan will fund capital expansion plans that the Company expects will lead to job creation. In this case, the Company will be reimbursed after the full completion of the particular project. This grant/loan also required the Company to meet and maintain certain levels of employment. However, since the Company does not meet the beginning employment threshold, it is unlikely at this time that the Company will be able to gain access to these funds.

f. *Employment Contracts*

The Company has employment contracts with certain of its key employees with automatic one-year renewals unless terminated by either party. These agreements provide for minimum salaries, as adjusted for annual increases, and may include incentive bonuses based upon attainment of specified management goals. In addition, these agreements provide for severance payments in the event of specified termination of employment.

g. *Product Warranties*

The Company estimates future costs associated with expected product failure rates, material usage and service costs in the development of its warranty obligations. Warranty reserves are based on historical experience of warranty claims and generally will be estimated as a percentage of sales over the warranty period. In the event the actual results of these items differ from the estimates, an adjustment to the warranty obligation would be recorded. Changes in the Company's product warranty liability during Transition 2002 were as follows:

Balance at June 30, 2002	$221
Accruals for warranties issued	25
Changes in accruals related to pre-existing warranties	-
Settlements made	(10)
Balance at December 31, 2002	$236

h. *Legal Matters*

The Company is subject to legal proceedings and claims which arise in the normal course of business. The Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

In August 1998, the Company, its Directors, and certain underwriters were named as defendants in a complaint filed in the United States District Court for the District of New Jersey by certain shareholders, purportedly on behalf of a class of shareholders, alleging that the defendants, during the period April 30, 1998 through June 12, 1998, violated various provisions of the federal securities laws in connection with an offering of 2,500,000 shares of the Company's Common Stock. The complaint alleged that the Company's offering documents were materially incomplete, and as a result misleading, and that the purported class members purchased the Company's Common Stock at artificially inflated prices and were damaged thereby. Upon a motion made on behalf of the Company, the Court dismissed the shareholder action, without prejudice, allowing the complaint to be refiled. The shareholder action was subsequently refiled, asserting substantially the same claims as in the prior pleading. The Company again moved to dismiss the complaint. By Opinion and Order dated September 28, 2000, the Court dismissed the action, this time with prejudice, thereby barring plaintiffs from any further amendments to their complaint and directing that the case be closed. Plaintiffs filed a Notice of Appeal to the Third Circuit Court of Appeals and the parties submitted their briefs. Subsequently, the parties notified the Court of Appeals that they had reached an agreement in principle to resolve the outstanding appeal and settle the case upon terms and conditions which require submission to the District Court for approval. Upon application of the parties and in order to facilitate the parties' pursuit of settlement, the Court of Appeals issued an Order dated May 18, 2001 adjourning oral argument on the appeal and remanding the case to the District Court for further proceedings in connection with the proposed settlement.

Subsequent to the parties entering into the settlement agreement, the Company's insurance carrier commenced liquidation proceedings. The insurance carrier informed the Company that in light of the liquidation proceedings, it would no longer fund the settlement. In addition, the value of the insurance policy is in serious doubt. In April 2002, the Company and the insurance carrier for the underwriters offered to proceed with the settlement. Plaintiffs' counsel has accepted the terms of the proposed settlement, amounting to $175 for the Company, and the matter must now be approved by the Court and by the shareholders comprising the class. Based on the terms of the proposed settlement, the Company has established reserves for its share of the settlement costs and associated expenses.

In the event settlement is not reached, the Company will continue to defend the case vigorously. The amount of alleged damages, if any, cannot be quantified, nor can the outcome of this litigation be predicted. Accordingly, management cannot determine whether the ultimate resolution of this litigation could have a material adverse effect on the Company's financial position and results of operations.

In conjunction with the Company's purchase/lease of its Newark, New York facility in 1998, the Company entered into a payment-in-lieu of tax agreement which provides the Company with real estate tax concessions upon meeting certain conditions. In connection with this agreement, a consulting firm performed a Phase I and II Environmental Site Assessment which revealed the existence of contaminated soil and ground water around one of the buildings. The Company retained an engineering firm which estimated that the cost of remediation should be in the range of $230. This cost, however, is merely an estimate and the cost may in fact be much higher. In February, 1998, the Company entered into an agreement with a third party which provides that the Company and this third party will retain an environmental consulting firm to conduct a supplemental Phase II investigation to verify the existence of the contaminants and further delineate the nature of the environmental concern. The third party agreed to reimburse the Company for fifty percent (50%) of the cost of correcting the environmental concern on the Newark property. The Company has fully reserved for its portion of the estimated liability. Test sampling was completed in the spring of 2001, and the engineering report was submitted to the New York State Department of Environmental Conservation (NYSDEC) for review. NYSDEC reviewed the report and, in January 2002, recommended additional testing. The

Company responded by submitting a work plan to NYSDEC, which was approved in April 2002. The Company has sought proposals from engineering firms to complete the remedial work contained in the work plan, but it is unknown at this time whether the final cost to remediate will be in the range of the original estimate, given the passage of time. Because this is a voluntary remediation, there is no requirement for the Company to complete the project within any specific time frame. The ultimate resolution of this matter may have a significant adverse impact on the results of operations in the period in which it is resolved. Furthermore, the Company may face claims resulting in substantial liability which could have a material adverse effect on the Company's business, financial condition and the results of operations in the period in which such claims are resolved.

A retail end-user of a product manufactured by one of Ultralife's customers (the "Customer"), has made a claim against the Customer wherein it is asserted that the Customer's product, which is powered by an Ultralife battery, does not operate according to the Customer's product specification. No claim has been filed against Ultralife. However, in the interest of fostering good customer relations, in September 2002, Ultralife has agreed to lend technical support to the Customer in defense of its claim. Additionally, Ultralife will honor its warranty by replacing any batteries that may be determined to be defective. In the event a claim is filed against Ultralife and it is ultimately determined that Ultralife's product was defective, replacement of batteries to this Customer or end-user may have a material adverse effect on the Company's financial position and results of operations.

Note 8 - Shareholders' Equity

a. *Preferred Stock*

The Company has authorized 1,000,000 shares of preferred stock, with a par value of $0.10 per share. At December 31, 2002, no preferred shares were issued or outstanding.

b. *Common Stock*

The Company has authorized 40,000,000 shares of common stock, with a par value of $0.10 per share.

In July 2001, the Company completed a $6,800 private placement of 1,090,000 shares of its common stock at $6.25 per share.

In April 2002, the Company issued 801,333 shares of its common stock at $3.00 per share in a private placement. In conjunction with this offering, another 200,000 shares were issued in December 2002 to one of the Company's directors, upon conversion of a convertible debenture (see Note 6).

c. *Stock Options*

The Company sponsors several stock-based compensation plans, all of which are accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense for its stock-based compensation plans has been recognized in the Company's Consolidated Statements of Operations. The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation". If the Company had elected to recognize compensation expense for all of the Company's stock-based compensation based on the fair value of the options at grant date as prescribed by SFAS No.123, the Company's net loss would have been $3,527, $27,427, $19,597 and $12,333 for the six-month period ended December 31, 2002 and for the years ended June 30, 2002, 2001 and 2000, compared with the reported losses of $3,112, $26,136, $17,262 and $10,242, respectively. Loss per share would have been $0.27, $2.21, $1.75 and $1.13 in the six months ended December 31, 2002 and in the years ended June 30, 2002, 2001 and 2000, respectively, as compared to reported loss per share of $0.24, $2.11, $1.55 and $0.94, respectively. The effect of SFAS No. 123 in the pro forma disclosures may not be indicative of future amounts.

For purposes of this disclosure, the fair value of each fixed option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the six-month period ended December 31, 2002 and in the fiscal years 2002, 2001, and 2000:

	Transition 2002	Fiscal 2002	Fiscal 2001	Fiscal 2000
Risk-free interest rate	2.2%	3.6%	4.8%	6.4%
Volatility factor	75.9%	75.8%	75.8%	74.1%
Weighted average expected life (years)	4	4	4	6
Weighted average fair value of options granted	$1.72	$2.13	$3.56	$5.48

The shareholders of the Company have approved four stock option plans that permit the grant of options. In addition, the shareholders of the Company have approved the grant of options outside of these plans. Under the 1991 stock option plan, 100,000 shares of Common Stock were reserved for grant to key employees and consultants of the Company. These options expired on September 13, 2001, at which date the plan terminated. All options granted under the 1991 plan were Non-Qualified Stock Options ("NQSOs").

The shareholders of the Company have also approved a 1992 stock option plan that is substantially the same as the 1991 stock option plan. The shareholders approved reservation of 1,150,000 shares of Common Stock for grant under the plan. During 1997, the Board of Directors approved an amendment to the plan increasing the number of shares of Common Stock reserved by 500,000 to 1,650,000. Options granted under the 1992 plan are either Incentive Stock Options ("ISOs") or NQSOs. Key employees are eligible to receive ISOs and NQSOs; however, directors and consultants are eligible to receive only NQSOs. On October 13, 2002, this plan expired and as a result, there are no more shares available for grant under this plan. As of December 31, 2002, there were 1,003,900 stock options outstanding under this plan.

Effective March 1, 1995, the Company established the 1995 stock option plan and granted the former Chief Executive Officer ('CEO') options to purchase 100,000 shares at $14.25 per share under this plan. Of these shares, 60,000 vested prior to his termination and subsequently expired on March 1, 2001. There were no other grants under the 1995 stock option plan. In October 1992, the Company granted, to the former CEO, options to purchase 225,000 shares of Common Stock at $9.75 per share outside of any of the stock option plans. The options vested through June 1997 and expired in October 2002. As of December 31, 2002, there were no stock options outstanding under this plan.

Effective July 12, 1999, the Company granted the current CEO options to purchase 500,000 shares of Common Stock at $5.19 per share outside of any of the stock option plans. Of these, 50,000 options were exercisable on the grant date, and the remaining options are exercisable in annual increments of 90,000 over a five-year period commencing July 12, 2000 through July 12, 2004, and expire on July 12, 2005.

Effective December 2000, the Company established the 2000 stock option plan which is substantially the same as the 1991 stock option plan. The shareholders approved reservation of 500,000 shares of Common Stock for grant under the plan. In December 2002, the shareholders approved an amendment to the plan increasing the number of shares of Common Stock reserved by 500,000, to a total of 1,000,000. Options granted under the 2000 plan are either ISOs or NQSOs. Key employees are eligible to receive ISOs and NQSOs; however, directors and consultants are eligible to receive only NQSOs. As of December 31, 2002, there were 512,649 stock options outstanding under this plan.

The following table summarizes data for the stock options issued by the Company:

	Transition 2002		Fiscal 2002		Fiscal 2001		Fiscal 2000	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number Of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Shares under option at beginning of year	2,441,140	$6.90	2,266,300	$7.95	2,189,880	$8.68	1,721,460	$10.16
Options granted	110,549	3.01	461,000	3.78	341,600	7.06	1,033,500	6.59
Options exercised	-	-	-	-	(77,900)	7.77	(202,000)	10.22
Options canceled	(535,140)	9.27	(286,160)	9.92	(187,280)	14.28	(363,080)	8.94
Shares under option at end of year	2,016,549	$6.05	2,441,140	$6.90	2,266,300	$7.95	2,189,880	$8.68
Options exercisable at end of year	1,118,269	$6.74	1,289,200	$8.13	675,480	$10.09	633,320	$10.49

The following table represents additional information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
$2.74 - $4.15	542,149	5.19	$3.49	164,249	$3.31
$4.31 - $5.19	547,500	2.53	$5.15	357,500	$5.15
$5.36 - $7.75	548,600	3.45	$6.77	253,520	$6.70
$7.87 - $14.88	378,300	1.05	$9.99	343,000	$10.07
$2.74 - $14.88	2,016,549	3.22	$6.05	1,118,269	$6.74

d. *Warrants*

In March 1998, the Company issued warrants to purchase 12,500 shares of its common stock to the Empire State Development Corporation in connection with a $500 grant. Proceeds of the grant were used to fund certain equipment purchases and are contingent upon the Company achieving and maintaining minimum employment levels. The warrants could have been exercised through December 31, 2002 at an exercise price equal to 60% of the average closing price for the 10 trading days preceding the exercise date, but not less than the average closing price of the Company's common stock during the 20 trading days prior to the grant. The warrants expired on December 31, 2002.

In July 2001, the Company issued warrants to purchase 109,000 shares of its common stock to H.C. Wainwright & Co., Inc. and other affiliated individuals that participated as investment bankers in the $6,800 private placement of 1,090,000 shares of common stock that was completed at that time. The warrants, all of which remain outstanding as of December 31, 2002, have an exercise price of $6.25 per share and the term of the warrants is five years.

e. *Reserved Shares*

The Company has reserved 2,612,900 shares of common stock under the various stock option plans and warrants as of December 31, 2002, and 2,685,950, 2,588,200 and 2,266,225 as of June 30, 2002, 2001 and 2000, respectively.

Note 9 - Income Taxes

Foreign and domestic loss carryforwards totaling approximately $78,816 are available to reduce future taxable income. Foreign loss carryforwards of $12,519 can be carried forward indefinitely. The domestic net operating loss carryforward of $66,297 expires through 2022. If it is determined that a change in ownership as defined under Internal Revenue Code Section 382 has occurred, the net operating loss carryforward will be subject to an annual limitation.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The Company increased its valuation allowance by approximately $253, $9,856, $3,143 and $2,445 for the six months ended December 31, 2002 and for the years ended June 30, 2002, 2001 and 2000, respectively, to offset the deferred tax assets based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals.

Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	June 30,	
	2002	2002	2001
Deferred tax liabilities:			
Investments	$ 202	$ 348	$ 1
Property, plant and equipment	3,124	2,766	913
Total deferred tax liabilities	3,326	3,114	914
Deferred tax assets:			
Impairment of long-lived assets	4,868	4,868	-
Net operating loss carryforward	26,297	25,678	18,560
Other	372	526	456
Total deferred tax assets	31,537	31,072	19,016
Valuation allowance for deferred tax assets	(28,211)	(27,958)	(18,102)
Net deferred tax assets	3,326	3,114	914
Net deferred tax assets/liabilities	$ -	$ -	$ -

There were no income taxes paid for the six months ended December 31, 2002 or the years ended June 30, 2002, 2001 and 2000. For financial reporting purposes, income (loss) from continuing operations before income taxes included the following:

	December 31,	June 30,		
	2002	2002	2001	2000
United States	$ (2,168)	$ (23,848)	$ (13,999)	$ (7,658)
Foreign	(944)	(2,288)	(3,263)	(2,584)
Total	$(3,112)	$ (26,136)	$ (17,262)	$(10,242)

There are no undistributed earnings of Ultralife UK, the Company's foreign subsidiary, at December 31, 2002.

The Company's effective tax benefit is lower than would be expected if the statutory rate was applied to the pretax loss because the Company has recorded an increase in the valuation allowance for deferred tax assets equal to the tax benefit of the current year net operating loss carryforwards due to the uncertainty of future operating results. Accordingly, the effective tax rate is 0.0% for the six months ended December 31, 2002 and each of the years ended June 30, 2002, 2001 and 2000.

Note 10 - 401(k) Plan

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Employees can contribute a portion of their salary or wages as prescribed under Section 401(k) of the Internal Revenue Code and, subject to certain limitations, the Company may, at the Board of Directors discretion, authorize an employer contribution based on a portion of the employees' contributions. Effective January 1, 2001, the Board of Directors approved Company matching of employee contributions up to a maximum of 4% of the employee's income. Prior to this, the maximum contribution for participants was 3%. In January 2002, the employer match was suspended in an effort to conserve cash. For the six-month period ended December 31, 2002 and for the years ended June 30, 2002, 2001 and 2000, the Company contributed $0, $162, $234 and $150, respectively.

Note 11 - Related Party Transactions

During 2000, the Company sold the majority of its investment in Intermagnetics General Corporation (IGC) common stock and realized a gain on sale of securities of $3,147. IGC was considered a related party since certain directors of the Company served as officers or directors of IGC.

In conjunction with the Company's private placement offering in April 2002, a convertible debenture was issued to one of the Company's directors. The debenture converted into 200,000 shares of the Company's common stock as a result of the Company's shareholders vote to approve the conversion which occurred at the Company's Annual Meeting in December 2002. All shares were issued at $3.00 per share.

In October 2002, the Company sold a portion of its equity investment in UTI, reducing its ownership interest from approximately 30% to approximately 10.6%. See Note 13 for additional information.

Note 12 - Business Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company reports its results in four operating segments: Primary Batteries, Rechargeable Batteries, Technology Contracts and Corporate. The Primary Batteries segment includes 9-volt batteries, cylindrical batteries and various non-rechargeable specialty batteries. The Rechargeable Batteries segment includes the Company's lithium polymer and lithium ion rechargeable batteries. The Technology Contracts segment includes revenues and related costs associated with various government and military development contracts. The Corporate segment consists of all other items that do not specifically relate to the three other segments and are not considered in the performance of the other segments.

Transition 2002

	Primary Batteries	Rechargeable Batteries	Technology Contracts	Corporate	Total
Revenues	$ 15,232	$ 274	$ 93	$ -	$ 15,599
Segment contribution	623	(906)	69	(3,441)	(3,655)
Interest income, net				(151)	(151)
Other income (expense), net				694	694
Income taxes				-	-
Net loss					(3,112)
Long-lived assets	10,609	2,840	-	3,570	17,019
Total assets	21,914	3,455	93	5,912	31,374
Capital expenditures	253	-	-	88	341
Depreciation and amortization expense	843	359	-	205	1,407

Fiscal 2002

	Primary Batteries	Rechargeable Batteries	Technology Contracts	Corporate	Total
Revenues	$ 31,334	$ 445	$ 736	$ -	$ 32,515
Segment contribution	3,276	(20,612)	73	(7,948)	(25,211)
Interest income, net				(291)	(291)
Other income (expense), net				(634)	(634)
Income taxes				-	-
Net loss					(26,136)
Long-lived assets	11,761	3,198	-	5,616	20,575
Total assets	21,351	4,256	33	8,681	34,321
Capital expenditures	1,884	333	-	113	2,330
Depreciation and amortization expense	1,425	2,312	-	656	4,393

Fiscal 2001

	Primary Batteries	Rechargeable Batteries	Technology Contracts	Corporate	Total
Revenues	$ 22,105	$ 370	$ 1,688	$ -	$ 24,163
Segment contribution	443	(7,551)	151	(8,009)	(14,966)
Interest income, net				166	166
Other income (expense), net				(2,462)	(2,462)
Income taxes				-	-
Net loss					(17,262)
Long-lived assets	11,628	19,490	280	1,882	33,280
Total assets	18,609	21,166	303	7,125	47,203
Capital expenditures	2,241	1,382	-	744	4,367
Depreciation and amortization expense	1,159	2,153	1	343	3,656

Fiscal 2000

	Primary Batteries	Rechargeable Batteries	Technology Contracts	Corporate	Total
Revenues	$ 21,840	$ 25	$ 2,649	$ -	$ 24,514
Segment contribution	(1,244)	(5,306)	246	(7,385)	(13,689)
Interest income, net				909	909
Other income (expense), net				2,538	2,538
Income taxes				-	-
Net loss					(10,242)
Long-lived assets	10,892	19,985	281	4,349	35,507
Total assets	19,171	20,632	493	24,164	64,460
Capital expenditures	1,377	1,012	-	557	2,946
Depreciation and amortization expense	1,128	591	1	221	1,941

Geographical Information

	Revenues				Long-Lived Assets			
	Transition 2002	Fiscal 2002	Fiscal 2001	Fiscal 2000	Transition 2002	Fiscal 2002	Fiscal 2001	Fiscal 2000
United States	$10,602	$21,208	$15,715	$13,587	$13,030	$16,605	$29,139	$30,685
United Kingdom	2,352	3,853	1,797	2,874	3,989	3,970	4,141	4,822
Hong Kong	437	3,330	3,347	3,211	-	-	-	-
Europe, excluding United Kingdom	1,309	2,518	1,572	2,812	-	-	-	-
Other	899	1,606	1,732	2,030	-	-	-	-
Total	$15,599	$32,515	$24,163	$24,514	$17,019	$20,575	$33,280	$35,507

Note 13 - Investment in Affiliate

In December 1998, the Company announced the formation of a venture with PGT Energy Corporation (PGT), together with a group of investors, to produce Ultralife's polymer rechargeable batteries in Taiwan. During Fiscal 2000, Ultralife provided the venture, named Ultralife Taiwan, Inc. (UTI), with its proprietary technology and 700,000 shares of Ultralife Common Stock, in exchange for approximately a 46% ownership interest. Ultralife held half the seats on UTI's board of directors. PGT and the group of investors funded UTI with $21,250 in cash and hold the remaining seats on the board.

Due to subsequent sales of UTI common stock to third parties to raise additional capital, the Company's equity interest was reduced to approximately 30% as of September 30, 2002. As a result of these "change in interest" transactions, the Company's share of UTI's underlying net assets actually increased, creating gains on the transactions that were recorded as adjustments in additional paid in capital on the balance sheet. These increases in additional paid in capital amounted to $1,573 in Transition 2002 and $5,212 in Fiscal 2002. (The Company was precluded from recognizing gains from these "change in interest" transactions in its consolidated statement of income because UTI was a development stage company.)

Until October 2002, the Company accounted for its investment in UTI using the equity method of accounting. The Company recorded equity losses in UTI in the Company's consolidated statement of income of $1,273 in Transition 2002 and $954, $2,338, and $818 in Fiscal 2002, 2001 and 2000, respectively.

In October 2002, the Company sold a portion of its equity investment in UTI, reducing its ownership interest from approximately 30% to approximately 10.6%. In exchange, the Company received total consideration of $2,393 in cash and the return of 700,000 shares of Ultralife common stock. As a result of this transaction, the Company reported gain of $1,459 from the sale of its UTI stock. Since the Company's investment in UTI has fallen below 20% and the Company does not have any significant influence over the ongoing operations of UTI, the Company now accounts for this investment using the cost method. The carrying value of the investment on the Company's balance sheet as of December 31, 2002 was $1,550. The Company does not guarantee the obligations of UTI and is not required to provide any additional funding.

Summarized financial statement information for the unconsolidated venture for the periods during which the Company accounted for its investment in UTI under the equity method of accounting is as follows:

Condensed Statements of Operations	(unaudited) Year Ended June 30,		
	2002	2001	2000
Net revenue	$ 101	$ -	$ -
Cost of Sales	(1,573)	-	-
Operating loss	(8,360)	(7,540)	(1,897)
Net loss	(8,784)	(6,637)	(1,778)

Condensed Balance Sheets	June 30,	
	2002	2001
Current assets	$ 5,902	$ 11,577
Non-current assets	60,271	35,238
	$66,173	$46,815
Current liabilities	$12,372	$ 2,663
Non-current liabilities	16,260	6,362
Shareholders' equity	37,541	37,790
	$66,173	$46,815

Note 14 – Subsequent Events

On March 4, 2003, the Company completed a short-term financing to help it meet certain working capital needs as the Company was growing rapidly. The 90-day, $500,000 note, which accrues interest at 7.5% per annum, can be converted into 125,000 shares of common stock at $4.00 per share, at the option of the note holder. If the Company were to default on this obligation, the note would instead convert into 250,000 shares of common stock at $2.00 per share.

On March 25, 2003, the Company's primary lending bank agreed to amend the Company's credit facility. Among other things, this amendment included an extension of the credit agreement through June 30, 2004, a release of accounts receivable at the Company's U.K. subsidiary in order to allow that subsidiary to obtain its own revolving credit facility with a U.K. bank, and a formula adjustment in the borrowing base that enhanced the eligible receivables related to the U.S. military in recognition of the increasing business with the U.S. Army.

Note 15 - Selected Quarterly Information (unaudited)

The following table presents reported net revenues, gross margin (net sales less cost of products sold), net loss and net loss per share, basic and diluted, for each quarter during the past two years:

Transition 2002	Quarter ended Sept. 28, 2002	Quarter ended Dec. 31, 2002	Transition Year
Revenues	$ 6,847	$ 8,752	$ 15,599
Gross margin	129	763	892
Net loss	(2,737)	(375)	(3,112)
Net loss per share, basic and diluted	(0.21)	(0.03)	(0.24)

Fiscal 2002	Quarter ended Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Full Year
Revenues	$ 7,616	$ 7,459	$ 8,862	$ 8,578	$ 32,515
Gross margin	(448)	(212)	922	1,085	1,347
Net loss	(3,006)	(3,831)	(2,793)	(16,506)	(26,136)
Net loss per share, basic and diluted	(0.25)	(0.31)	(0.23)	(1.28)	(2.11)

Fiscal 2001	Quarter ended Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Full Year
Revenues	$ 6,851	$ 5,290	$ 5,817	$ 6,205	$ 24,163
Gross margin	(452)	(1,699)	(731)	(651)	(3,533)
Net loss	(3,104)	(5,737)	(3,921)	(4,500)	(17,262)
Net loss per share, basic and diluted	(0.28)	(0.51)	(0.35)	(0.40)	(1.55)

Note 16 – Transition Period Comparative Data

The following table presents certain financial information for the six months ended December 31, 2002 and 2001, respectively.

	Six Months Ended December 31,	
	2002	2001 (Unaudited)
Revenues	$ 15,599	$ 15,075
Gross margin	$ 892	$ (660)
Loss before income taxes	$ (3,112)	$ (6,837)
Income taxes	-	-
Net loss	$ (3,112)	$ (6,837)
Earnings per common share	$ (0.24)	$ (0.56)
Weighted average common shares outstanding	12,958	12,140

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The information required by Item 9 was previously reported in the Company's Form 10-K for the period ended June 30, 2002, filed with the SEC on September 27, 2002.

PART III

The information required by Part III and each of the following items is omitted from this Report and presented in the Company's definitive proxy statement ("Proxy Statement") to be filed pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this Report, in connection with the Company's 2003 Annual Meeting of Shareholders, which information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The section entitled "Directors and Executive Officers of the Registrant" in the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The section entitled "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference. For the information regarding securities authorized for issuance under equity compensation plans required by Regulation S-K Item 201(d), see PART I, Item 5 of this Report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The section entitled "Certain Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's president and chief executive officer, along with the Company's vice president – finance and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act 13a-14. Based upon that evaluation, the Company's president and chief executive officer, along with the Company's vice president – finance and chief financial officer, concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information related to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities and Exchange Commission. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this Report:

1. Financial Statements

The financial statements and schedules required by this Item 15 are set forth in Part II, Item 8 of this Report.

2. Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts — See Item 15 (d)

(b) Reports on Form 8-K

On December 12, 2002, Company filed a Form 8-K with the Securities and Exchange Commission indicating that the Company's Board of Directors approved changing the Company's fiscal year-end from June 30 to December 31. This change will be made for the period ending December 31, 2002. The Company will file a transition report on Form 10-K for the six-month period ending December 31, 2002.

On February 26, 2003, the Company filed a Form 8-K with the Securities and Exchange Commission indicating that Company announced its preliminary, unaudited financial results for the period ended December 31, 2002, referring to a press release that had been issued that same day. In the release, the Company indicated that it would likely need to restate prior period financial results relating to its equity investment in its affiliate, Ultralife Taiwan, Inc.

On March 27, 2003, the Company filed a Form 8-K with the Securities and Exchange Commission indicating that Company had amended its credit facility. On March 25, 2003, the Company's primary lending bank agreed to amend the Company's credit facility. Among other things, this amendment included an extension of the credit agreement through June 30, 2004, a release of accounts receivable at the Company's U.K. subsidiary in order to allow it to obtain its own revolving credit facility with a U.K. bank, and a formula adjustment in the borrowing base that enhanced the eligible receivables related to the U.S. military in recognition of the increasing business with the U.S. Army.

(c) Exhibits. The following Exhibits are filed as a part of this Report:

Exhibit Index	Description of Document	Incorporated By Reference to:
3.1a	Restated Certificate of Incorporation	Exhibit 3.1 of Registration Statement, File No. 33-54470 (the "1992 Registration Statement")
3.1b	Amendment to Certificate of Incorporation of Ultralife Batteries, Inc.	Exhibit 3.1 of the Form 10-Q for the fiscal quarter ended December 31, 2000, File No. 0-20852 ("the 2000 10-Q")
3.2	By-laws	Exhibit 3.2 of the 1992 Registration Statement
4.1	Specimen Copy of Stock Certificate	Exhibit 4.1 of the 1992 Registration Statement
10.1	Asset Purchase Agreement between the Registrant, Eastman Technology, Inc. and Eastman Kodak Company	Exhibit 10.1 of the 1992 Registration Statement
10.2	Joint Venture Agreement between Changzhou Battery Factory, the Company and H&A Company and related agreements	Exhibit 10.3 of the 1992 Registration Statement
10.3	1992 Stock Option Plan, as amended	Exhibit 10.7 of the 1992 Registration Statement

10.4	Stock Option Agreement under the Company's 1992 Stock Option Plan for incentive stock options	Exhibit 10.10 of Form 10-Q for the fiscal quarter ended December 31, 1993, File No. 0-20852 (the "1993 10-Q"); (this Exhibit may be found in SEC File No. 0-20852)
10.5	Stock Option Agreement under the Company's 1992 Stock Option Plan for non-qualified options	Exhibit 10.10 of the 1993 10-Q (this Exhibit may be found in SEC File No. 0-20852)
10.6	Various amendments, dated January 4, 1993 through January 18, 1993 to the Agreement with the Changzhou Battery Company	Exhibit 10.17 of the 1993 10-Q (this Exhibit may be found in SEC File No. 0-20852)
10.7	Technology Transfer Agreement relating to Lithium Batteries (Confidential treatment has been granted as to certain portions of this agreement)	Exhibit 10.19 of the Company's Registration Statement on Form S-1 filed on October 7, 1994, File No. 33-84888 (the "1994 Registration Statement")
10.8	Technology Transfer Agreement relating to Lithium Batteries Confidential treatment has been granted as to certain portions of this agreement)	Exhibit 10.20 of the 1994 Registration Statement
10.9	Amendment to the Agreement relating to rechargeable batteries. (Confidential treatment has been granted as to certain portions of this agreement)	Exhibit 10.24 of the Company's Form 10-K for the fiscal year ended June 30, 1996 (this Exhibit may be found in SEC File No. 0-20852)
10.10	Lease agreement between Wayne County Industrial Development Agency and the Company, dated as of February 1, 1998	Exhibit 10.1 of the Company's Registration Statement on Form S-3 filed on February 27, 1998, File No. 333-47087
10.11	Loan and Security Agreement dated June 15, 2000 between Congress Financial Corporation (New England) and Ultralife Batteries, Inc.	Exhibit 10.33 of the Company's Report on Form 10-K for the year ended June 30, 2000 (the "2000 10-K")
10.12	Term Promissory Note dated June 15, 2000 between Congress Financial Corporation (New England) and Ultralife Batteries, Inc.	Exhibit 10.34 of the 2000 10-K
10.13	Term Promissory Note dated June 15, 2000 between Congress Financial Corporation (New England) and Ultralife Batteries (UK), Ltd.	Exhibit 10.35 of the 2000 10-K
10.14	Employment Agreement between the Registrant and John D. Kavazanjian	Exhibit 10.36 of the 2000 10-K
10.15	Second Amendment to Financing Agreement	Exhibit 10.1 of the Form 10-Q for the fiscal quarter ended December 31, 2000
10.16	Third Amendment to Financing Agreement	Exhibit 10.38 of the Company's Report on Form 10-K for the year ended June 30, 2001 (the "2001 10-K")
10.17	Ultralife Batteries, Inc. 2000 Stock Option Plan	Exhibit 99.1 of the Company's Registration Statement on Form S-8 filed on May 15, 2001, File No. 333-60984
10.18	Lease Agreement between Winthrop Resources and the Registrant	Exhibit 10.41 of the 2001 10-K
10.19	Amended Lease Agreement between Winthrop Resources and the Registrant	Exhibit 10.1 of the Form 10-Q for the fiscal quarter ended December 31, 2001
10.20	Senior Convertible Subordinated Debenture Agreement	Exhibit 4.1 of the Form 10-Q for the fiscal quarter ended March 31, 2002 (the "March 2002 10-Q")

10.21	Fourth Amendment to Financing Agreements	Exhibit 10.1 of the March 2002 10-Q
10.22	Employment Agreement between the Registrant and John D. Kavazanjian	Exhibit 10.45 of the Company's Report on Form 10-K for the year ended June 30, 2002 (the "2002 10-K")
10.23	Employment Agreement between the Registrant and Joseph N. Barrella	Exhibit 10.46 of the 2002 10-K
10.24	Employment Agreement between the Registrant and William A. Schmitz	Exhibit 10.47 of the 2002 10-K
10.25	Stock Purchase Agreement with Ultralife Taiwan, Inc.	Exhibit 10.1 of the Form 10-Q for the fiscal quarter ended September 28, 2002
10.26	Subordinated Promissory Note with Hitschler, Kimelman Holdings, LLC	Filed herewith
10.27	Loan Agreement with Hitschler, Kimelman Holdings, LLC	Filed herewith
10.28	Warrant Issued to Hitschler, Kimelman Holdings, LLC to Purchase Shares of Common Stock	Filed herewith
10.29	Fifth Amendment to Financing Agreements with Congress Financial Corporation	Filed herewith
21	Subsidiaries	Filed herewith
23.1	Consent of PricewaterhouseCoopers LLP	Filed herewith
99	CEO and CFO Certifications	Filed herewith

The Company will furnish to any shareholder, upon written request, any exhibit listed above.

(d) Financial Statement Schedules.

The following financial statement schedules of the Registrant are filed herewith:

Schedule II – Valuation and Qualifying Accounts

		Additions			
	June 30, 2002	Charged to Expense	Charged to Other Accounts	Deductions	December 31, 2002,
Allowance for doubtful accounts	$272	$25	$-	$-	$297
Inventory reserves	407	275	-	147	535
Warranty reserves	221	25	-	10	236
Deferred tax valuation allowance	27,958	253	-	-	28,211

		Additions			
	June 30, 2001	Charged to Expense	Charged to Other Accounts	Deductions	June 30, 2002
Allowance for doubtful accounts	$262	$30	$17	$37	$272
Inventory reserves	411	1,038	-	1,042	407
Warranty reserves	253	222	-	254	221
Deferred tax valuation allowance	18,102	9,856	-	-	27,958

		Additions			
	June 30, 2000	Charged to Expense	Charged to Other Accounts	Deductions	June 30, 2001
Allowance for doubtful accounts	$268	$11	$-	$17	$262
Inventory reserves	399	825	-	813	411
Warranty reserves	384	292	-	423	253
Deferred tax valuation allowance	14,959	3,143	-	-	18,102

		Additions			
	June 30, 1999	Charged to Expense	Charged to Other Accounts	Deductions	June 30, 2000
Allowance for doubtful accounts	$429	$45	$-	$206	$268
Inventory reserves	295	1,035	-	931	399
Warranty reserves	169	300	-	85	384
Deferred tax valuation allowance	12,514	2,445	-	-	14,959

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRALIFE BATTERIES, INC.

Date: April 11, 2003

By: /s/ John D. Kavazanjian
John D. Kavazanjian
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: April 11, 2003	/s/ John D. Kavazanjian John D. Kavazanjian President, Chief Executive Officer and Director
Date: April 11, 2003	/s/ Robert W. Fishback Robert W. Fishback Vice President - Finance and Chief Financial Officer (Principal Financial Officer)
Date: April 11, 2003	/s/ Joseph C. Abeles Joseph C. Abeles (Director)
Date: April 11, 2003	/s/ Joseph N. Barrella Joseph N. Barrella (Director)
Date:	Patricia C. Barron (Director)
Date: April 11, 2003	/s/ Daniel W. Christman Daniel W. Christman (Director)
Date: April 11, 2003	/s/ Carl H. Rosner Carl H. Rosner (Director)
Date: April 11, 2003	/s/ Ranjit C. Singh Ranjit C. Singh (Director)

I, John D. Kavazanjian, certify that:

1. I have reviewed this transition report on Form 10-K of Ultralife Batteries, Inc.;

2. Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report;

3. Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this transition report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this transition report (the "Evaluation Date"); and

c) presented in this transition report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this transition report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 11, 2003

/s/ John D. Kavazanjian
John D. Kavazanjian,
President and Chief Executive Officer

I, Robert W. Fishback, certify that:

1. I have reviewed this transition report on Form 10-K of Ultralife Batteries, Inc.;

2. Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report;

3. Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this transition report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this transition report (the "Evaluation Date"); and

c) presented in this transition report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this transition report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 11, 2003

/s/ Robert W. Fishback
Robert W. Fishback
Vice President - Finance and Chief Financial Officer

Directors

Joseph C. Abeles	Joseph C. Abeles Associates; Private investor
Joseph N. Barrella	Senior Vice President of New Business Development, Ultralife Batteries, Inc.
Patricia C. Barron	Professor, Stern School of Business, New York University
Daniel W. Christman	Lt. General (Ret.); President and Executive Director, Kimsey Foundation
John D. Kavazanjian	President and Chief Executive Officer, Ultralife Batteries, Inc.
Carl H. Rosner	President and Chief Executive Officer, CardioMag Imaging, Inc.
Ranjit C. Singh	Chairman of the Board, Ultralife Batteries, Inc. President and Chief Executive Officer, Reliacast Inc.

Officers and Executive Staff

John D. Kavazanjian	President and Chief Executive Officer
Joseph N. Barrella	Senior Vice President of New Business Development
Julius M. Cirin	Vice President, Product & Industry Marketing
Peter F. Comerford	Vice President of Administration and General Counsel
Robert W. Fishback	Vice President of Finance and Chief Financial Officer
Patrick R. Hanna Jr.	Vice President, Corporate Business Strategy
Nancy C. Naigle	Vice President, Sales & Marketing
William A. Schmitz	Chief Operating Officer
Richard A. Walsh	Managing Director, Ultralife Batteries (UK) Ltd.

Corporate Office
Ultralife Batteries, Inc.
2000 Technology Parkway
Newark, NY 14513

Annual Shareholders Meeting
Shareholders are invited to attend the Company's Transition Period Annual Meeting on June 10, 2003 at 10:30 a.m.
The meeting will be held in the auditorium at Ultralife Batteries, Inc. Corporate Headquarters
2000 Technology Parkway
Newark, New York 14513

Transfer Agent
American Stock Transfer
6201 Fifteenth Avenue
Brooklyn, NY 11219

Form 10-K
Shareholders may obtain a copy of Ultralife Batteries, Inc.'s Annual Report on Form 10-K for the Transition Period ended December 31, 2002, free of charge, by writing to the corporate office listed above. Attention: Peter F. Comerford, Secretary.

The new power generation...™

Corporate Headquarters

Ultralife Batteries, Inc.
2000 Technology Parkway
Newark, NY 14513

315-332-7100
www.ultralifebatteries.com